UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 15d-16 of the

Securities Exchange Act of 1934

Dated: July 30, 2008

Commission File Number: 001-13184

TECK COMINCO LIMITED

(Exact name of registrant as specified in its charter)

Suite 600 – 200 Burrard Street, Vancouver, British Columbia V6C 3L9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F               Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Cominco Limited
(Registrant)

Date:	July 30, 2008	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

Teck Cominco Limited / 200 Burrard Street / Vancouver, BC / Canada V6C 3L9 / Tel 604.687.1117 / Fax 604.687.6100

SHAREHOLDER REPORT

2Q	RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2008

TECK COMINCO REPORTS SECOND QUARTER RESULTS FOR 2008

Net earnings from continuing operations were $504 million or $1.14 per share in the second quarter of 2008.  Don Lindsay, President and CEO said, “The quarter was highlighted by the strong performance of our copper division, which contributed $461 million, or 53% of our quarterly operating profit of $879 million. This included a substantial contribution from the three copper mines we acquired from Aur Resources in August 2007. Elk Valley Coal contributed $309 million or 35% of our operating profit, benefiting from the phase in of the 2008 coal year prices. The average coal price received in the quarter was US$204 per tonne as the new coal prices were partially offset by significant carry-over tonnage subject to the 2007 coal year prices. Operating profits from our zinc operations were $99 million, down approximately 60% from last year due mainly to the decline in zinc prices, which were 47% lower than in the second quarter of 2007 on a Canadian dollar basis.  Our outlook for the rest of 2008 looks favourable as the copper price remains high and we will have a much higher percentage of coal sold at the significantly higher 2008 coal year prices.”

“With the decline in zinc prices, the stronger Australian dollar, high operating costs and lower than planned production, the Pillara zinc mine at Lennard Shelf became uneconomic and will be shut down in early August, 2008” said Mr. Lindsay.  “We look forward to the completion of our offer to acquire the Relincho copper project, which will be a substantial addition to our Chilean copper portfolio.  Subject to the approval of Global Copper’s shareholders, at a meeting on July 25th, we expect the transaction will close on August 1, 2008.”

Highlights and Significant Items

•

Net earnings from continuing operations were $504 million or $1.14 per share in the second quarter compared with $480 million or $1.13 per share in the second quarter of 2007. On a year-to-date basis net earnings from continuing operations were $847 million ($1.92 per share) compared with $870 million or $2.03 per share in the prior year.

•	Earnings before interest, taxes, depreciation and amortization (EBITDA) were $941 million in the second quarter compared with $770 million in the same period a year ago.
•	Cash flow from operations was $500 million in the second quarter compared with $193 million in the second quarter of 2007 and our cash balance was $1.2 billion at June 30, 2008.

All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Additional corporate information is available on the Internet at http://www.teckcominco.com

•	On April 14th we announced an offer to acquire the Relincho copper project in Chile from Global Copper Corp. for cash and shares valued at $415 million.
•

The Elk Valley Coal Partnership concluded price negotiations with its major customers for the 2008 coal year at an average price of US$275 per tonne compared with US$93 per tonne for the 2007 coal year. Coal prices in the second quarter of 2008 averaged US$204 per tonne compared with US$96 per tonne received in the first quarter of this year and US$101 per tonne received in the second quarter of 2007.  As a result of the higher prices, our share of Elk Valley Coal’s second quarter operating profit was $309 million compared with $79 million in 2007.

•

On July 14, 2008, together with our partner Xstrata Zinc, we announced the closure of the Pillara zinc mine at Lennard Shelf in Western Australia. Operations are expected to cease by early August. We took a charge against earnings of $12 million in respect of the closure.

All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Additional corporate information is available on the Internet at http://www.teckcominco.com

This management’s discussion and analysis is dated as at July 23, 2008 and should be read in conjunction with the unaudited consolidated financial statements of Teck Cominco Limited and the notes thereto for the six months ended June 30, 2008 and with the audited consolidated financial statements of Teck Cominco Limited and the notes thereto for the year ended December 31, 2007. In this news release, unless the context otherwise dictates, a reference to the company or us, we or our refers to Teck Cominco Limited and its subsidiaries. Additional information, including our annual information form and management’s discussion and analysis for the year ended December 31st 2007, is available on SEDAR at www.sedar.com.

This document contains forward-looking statements. Please refer to the cautionary language under the heading “CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION” below.

Earnings and Adjusted Earnings*

Net earnings from continuing operations were $504 million or $1.14 per share in the second quarter. Net earnings after a $7 million loss relating to discontinued operations were $497 million, or $1.12 per share in the second quarter. Earnings included negative after-tax pricing adjustments of $7 million related to a decline in zinc prices. Price adjustments for copper were not significant as copper prices remained relatively unchanged in the quarter. This compares with after-tax positive pricing adjustments of $37 million in the second quarter of 2007. In addition, we took a $12 million write-down against our Lennard Shelf assets. After adjusting for these items, net earnings were $507 million compared with adjusted net earnings of $440 million a year earlier. The table below shows the impact of these items, all on an after-tax basis.

	Three months ended June 30		Six months ended June 30
(in millions of dollars)	2008	2007	2008	2007
Net earnings as reported	$497	$485	$842	$845
Add (deduct):
Derivative (gains) losses, including
discontinued operations	(5)	(2)	(5)	29
Asset impairment charge (Lennard Shelf)	12	-	12	-
Asset sales and other	(4)	(6)	(12)	(10)
Tax rate adjustments	-	-	(11)	-
Adjusted net earnings	500	477	826	864

Pricing adjustments (note 1)	7	(37)	(67)	(23)

Comparative net earnings	$507	$440	$759	$841

(1)	See Financial Instruments and Derivatives section for further information.

_________________________

*

This news release refers to adjusted net earnings and comparative net earnings, which are not measures recognized under generally accepted accounting principles (GAAP) in Canada or the United States and do not have a standardized meaning prescribed by GAAP. We adjust net earnings as reported to remove the effect of unusual and/or non-recurring transactions in these measures. These measures may differ from those used by and may not be comparable to such measures as reported by other issuers. We disclose these measures, which have been derived from our financial statements and applied on a consistent basis, because we believe they are of assistance in understanding the results of our operations and financial position and are meant to provide further information about our financial results to shareholders.

3 Teck Cominco Limited 2008 Second Quarter News Release

Divisional Results

In the second quarter, 53% of our operating profit was from our copper division, 35% was from our coal division and 11% from the zinc division. In the second quarter of 2007, 57% of our operating profit was from our copper division, 10% was from our coal division and 33% from the zinc division.

(in millions of dollars)	Revenues		Operating profit (loss)		EBITDA
	2008	2007	2008	2007	2008	2007
Copper	$773	$597	$461	$433	$484	$431
Zinc	488	641	99	256	95	280
Coal	544	278	309	79	392	100
Gold	65	45	10	(4)	16	5
Corporate	-	-	-	-	(46)	(46)
Total	$1,870	$1,561	$879	$764	$941	$770

Operating profit from our copper division was $461 million in the quarter compared with $433 million in the second quarter of 2007. The Quebrada Blanca, Andacollo and Duck Pond mines, acquired in August of 2007, contributed $123 million in operating profits in the second quarter. This was offset by a reduction in copper production at our Highland Valley Copper mine due to lower copper grades in the current phase of the mine life extension. In addition, in the second quarter of 2007 we recorded $55 million of positive pricing adjustments arising from changes in the copper price, compared with no significant price adjustments in the second quarter of 2008.

Our zinc division’s operating profit was $99 million in the quarter compared with $256 million in the second quarter of 2007. Operating profit decreased significantly as zinc prices declined by approximately 50% in Canadian dollar terms in the second quarter compared with the same period last year.

The Elk Valley Coal Partnership settled prices with its major customers for the 2008 coal year at an average price of US$275 per tonne compared with US$93 per tonne in 2007. Coal prices averaged US$204 per tonne in the second quarter as the new prices were phased in with carry over tonnage from the 2007 contracts. We reported operating profits of $309 million for our direct 40% interest in the Elk Valley Coal Partnership and equity earnings of $53 million in respect of our 20% interest in the Fording Canadian Coal Trust in the quarter.

The gold division’s operating profit was $10 million in the quarter compared with a $4 million operating loss in the second quarter of 2007. The increase in operating profit was due to higher gold prices and the contribution from our Pogo mine, which achieved commercial production in the second quarter of 2007.

4 Teck Cominco Limited 2008 Second Quarter News Release

Our year-to-date divisional results are presented in the table below.

(in millions of dollars)	Revenues		Operating profit (loss)		EBITDA
	2008	2007	2008	2007	2008	2007
Copper	$1,489	$1,020	$896	$725	$930	$723
Zinc	1,061	1,293	254	522	285	543
Coal	765	512	324	143	421	175
Gold	126	76	19	(6)	19	(4)
Corporate	-	-	-	-	(88)	(83)
Total	$3,441	$2,901	$1,493	$1,384	$1,567	$1,354

Revenues

Revenues from operations were $1.9 billion in the second quarter of 2008, $309 million higher than the comparable period in 2007. The increase is primarily due to the three mines acquired on our acquisition of Aur Resources Inc. in August 2007 which contributed $258 million in revenues in the quarter and a $266 million increase in coal revenues as a result of higher coal prices and sales volumes. These increases were partially offset by the lower average zinc price and the effect of the stronger Canadian dollar.

Average Metal Prices and Exchanges Rates*

	Three months ended June 30			Six months ended June 30
	2008	2007	%Change	2008	2007	%Change

Copper (LME Cash - US$/pound)	3.83	3.47	+10%	3.68	3.08	+19%
Molybdenum (published price - US$/pound)	33	31	+6%	33	28	+18%
Zinc (LME Cash - US$/pound)	0.96	1.66	-42%	1.03	1.61	-36%
Lead (LME Cash - US$/pound)	1.05	0.99	+6%	1.18	0.90	+31%
Coal (realized - US$/tonne)	204	101	+102%	154	103	+50%
Gold (LME PM fix - US$/ounce)	897	668	+34%	912	659	+38%
Cdn/US exchange rate (Bank of Canada)	1.01	1.10	-8%	1.01	1.13	-11%

*

The average commodity prices disclosed above are provided for information only. Our actual revenues are determined using commodity prices and other terms and conditions specified in our various sales contracts with our customers. The molybdenum price is the major supplier selling price published in Platts Metals Week.

Sales of metals in concentrate are recognized in revenue on a provisional pricing basis when title transfers and the rights and obligations of ownership pass to the customer, which usually occurs upon shipment. However, final pricing is typically not determined until a subsequent date, often in the following quarter. Accordingly, revenue in a quarter is based on current prices for sales occurring in the quarter and ongoing pricing adjustments from sales that are still subject to final pricing. These pricing adjustments result in additional revenues in a rising price environment and reductions to revenue in a declining price environment. The extent of the pricing adjustments also takes into account the actual price participation terms as provided in the concentrate sales agreements. In the second quarter of 2008, we had negative pricing adjustments of $11 million ($7 million after minority interests, royalties and tax) compared with $60 million ($37 million after minority interests, royalties and tax) of positive final pricing adjustments in 2007. The 2008 amount is comprised of $3 million of pricing adjustments on sales from the previous quarter, and $8 million on sales that were initially recorded at the average price for the month of shipment and subsequently revalued to quarter end forward curve prices.

5 Teck Cominco Limited 2008 Second Quarter News Release

At March 31, 2008, outstanding receivables included 111 million pounds of copper provisionally valued at an average of US$3.83 per pound and 149 million pounds of zinc valued at an average of US$1.05 per pound. There were no outstanding lead receivables at March 31, 2008. During the second quarter of 2008, 99 million pounds of copper included in the March 31, 2008 receivables were settled at an average final price of US$3.85 per pound, and 149 million pounds of zinc were settled at an average final price of US$0.99 per pound resulting in negative after-tax pricing adjustments of C$2 million ($3 million before-tax) in the quarter. Net negative after-tax pricing adjustments on current quarter sales were C$5 million. At June 30, 2008, outstanding receivables included 131 million pounds of copper provisionally valued at an average of US$3.91 per pound, 126 million pounds of zinc valued at an average of US$0.84 per pound and 11 million pound of lead valued at an average of US$0.79 per pound.

Cash Flow from Operations

Cash flow from operations was $500 million in the second quarter compared with $193 million in the same period last year. The increase in cash flow was primarily due to higher operating profits from our copper and coal divisions. In addition, in the second quarter of 2007 cash flow was substantially reduced by unusually large final tax and royalty payments relating to record earnings from 2006.

6 Teck Cominco Limited 2008 Second Quarter News Release

DIVISIONAL RESULTS

The table below shows our share of production and sales of our major commodities.

	Units (000's)	Production				Sales
		Second Quarter		Year-to-date		Second Quarter		Year-to-date
		2008	2007	2008	2007	2008	2007	2008	2007

Principal products
Copper contained
in concentrate	tonnes	52	53	97	106	53	55	96	105
Copper cathodes	tonnes	27	-	53	-	27	-	52	-
Refined zinc	tonnes	61	74	135	149	69	77	142	143
Zinc contained
in concentrate	tonnes	171	176	346	344	120	104	255	257
Gold	ounces	69	73	135	133	73	65	142	122
Metallurgical coal
Direct share	tonnes	2,601	2,496	4,958	4,542	2,630	2,515	4,933	4,407
Indirect share	tonnes	781	326	1,488	593	789	329	1,480	576
		3,382	2,822	6,446	5,135	3,419	2,844	6,413	4,983

Major by-products
Molybdenum contained
in concentrate	pounds	1,707	1,549	3,328	2,871	2,174	1,688	3,765	3,486
Refined lead	tonnes	20	20	46	42	21	21	45	41
Lead contained
in concentrate	tonnes	35	34	74	68	5	1	8	9

(1)

In August 2007, we acquired the Quebrada Blanca, Andacollo and Duck Pond mines as a result of our acquisition of Aur Resources Inc. Quebrada Blanca and Andacollo produce cathode copper. Duck Pond produces copper and zinc concentrates.

(2)	In April 2007, our Lennard Shelf zinc mine and Pogo gold mine achieved commercial production.
(3)

The direct share of coal production includes our 40% proportionate share of production from the Elk Valley Coal Partnership. Fording Canadian Coal Trust (Fording) owns the remaining 60% interest in Elk Valley Coal. The indirect share of coal production is the pro rata share of production represented by our investment in units of Fording. We owned approximately 9% of Fording from February 28, 2003 to September 27, 2007 and on September 27, 2007 increased our interest in Fording to 19.95%.

(4)

We include 100% of production and sales from our Highland Valley Copper, Quebrada Blanca and Andacollo mines in our production and sales volumes, even though we own 97.5%, 76.5% and 90%, respectively, of these operations, because we fully consolidate their results in our financial statements. These figures include only our proportionate share of production and sales from Antamina, Lennard Shelf and our gold operations.

7 Teck Cominco Limited 2008 Second Quarter News Release

REVENUES, OPERATING PROFIT AND EBITDA

QUARTER ENDED JUNE 30

Our revenue, operating profit and EBITDA by division is summarized in the table below:

($in millions)	Revenues		Operating Profit (loss) (note 3)		EBITDA (note 4)
Copper	2008	2007	2008	2007	2008	2007
Highland Valley Copper	$259	$364	$160	$258	$166	$262
Antamina	256	233	178	175	187	183
Quebrada Blanca (note 1)	190	-	92	-	82	-
Andacollo (note 1)	43	-	24	-	25	-
Duck Pond (note 1)	25	-	7	-	18	-
Corporate and other	-	-	-	-	6	(14)
	773	597	461	433	484	431

Zinc
Trail (including power sales)	402	531	52	118	65	129
Red Dog	97	176	50	119	53	128
Pend Oreille	13	21	(4)	1	-	7
Lennard Shelf (note 2)	11	6	(11)	3	(21)	4
Corporate and other	11	12	3	3	(11)	-
Inter-segment sales	(46)	(105)	9	12	9	12
	488	641	99	256	95	280

Coal
Elk Valley Coal	544	278	309	79	316	90
Fording Canadian Coal Trust	-	-	-	-	76	10
	544	278	309	79	392	100

Gold
Pogo (note 2)	31	17	6	-	14	6
Hemlo	34	28	4	(4)	7	1
Corporate and other	-	-	-	-	(5)	(2)
	65	45	10	(4)	16	5

Corporate	-	-	-	-	(46)	(46)
TOTAL	$1,870	$1,561	$879	$764	$941	$770

(1)	In August 2007, we acquired the Quebrada Blanca, Andacollo and Duck Pond mines as a result of our acquisition of Aur Resources Inc. Results from these operations are effective from August 22, 2007.
(2)	Lennard Shelf and Pogo operations began commercial production starting April 1, 2007 and results from operations are included in earnings from that date.
(3)	After depreciation and amortization.
(4)

EBITDA is our earnings before interest income and expense, income taxes and depreciation and amortization. Income taxes include the taxes in minority interests, equity earnings (loss), and earnings (loss) from discontinued operations.

8 Teck Cominco Limited 2008 Second Quarter News Release

REVENUES, OPERATING PROFIT AND EBITDA

SIX MONTHS ENDED JUNE 30

Our revenue, operating profit and EBITDA by division is summarized in the table below:

($ in millions)	Revenues		Operating Profit (loss) (note 3)		EBITDA (note 4)
	2008	2007	2008	2007	2008	2007
Copper
Highland Valley Copper	$529	$625	$349	$436	$358	$$442
Antamina	446	395	325	289	339	305
Quebrada Blanca (note1)	361	-	164	-	144	-
Andacollo (note1)	88	-	42	-	47	-
Duck Pond (note1)	65	-	16	-	37	-
Corporate and other	-	-	-	-	5	(24)
	1,489	1,020	896	725	930	723

Zinc
Trail (including power sales)	843	1,017	116	238	141	261
Red Dog	267	422	137	265	156	288
Pend Oreille	30	37	(2)	-	4	11
Lennard Shelf (note2)	23	6	(10)	3	(18)	4
Corporate and other	22	22	4	3	(7)	(34)
Inter-segment sales	(124)	(211)	9	13	9	13
	1,061	1,293	254	522	285	543

Coal
Elk Valley Coal	765	512	324	143	342	162
Fording Canadian Coal Trust	-	-	-	-	79	13
	765	512	324	143	421	175

Gold
Pogo (note2)	63	17	12	-	27	6
Hemlo	63	59	7	(6)	13	6
Corporate and other	-	-	-	-	(21)	(16)
	126	76	19	(6)	19	(4)

Corporate	-	-	-	-	(88)	(83)

TOTAL	$3,441	$2,901	$1,493	$1,384	$1,567	$1,354

(1)	In August 2007, we acquired the Quebrada Blanca, Andacollo and Duck Pond mines as a result of our acquisition of Aur Resources Inc. Results from these operations are effective from August 22, 2007.
(2)	Lennard Shelf and Pogo operations began commercial production starting April 1, 2007 and results from operations are included in earnings from that date.
(3)	After depreciation and amortization.
(4)

EBITDA is our earnings before interest income and expense, income taxes and depreciation and amortization. Income taxes include the taxes in minority interests, equity earnings (loss), and earnings (loss) from discontinued operations.

9 Teck Cominco Limited 2008 Second Quarter News Release

COPPER

Highland Valley Copper (97%)

Operating results at the 100% level are summarized in the following table:

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
Tonnes milled (000's)	10,924	9,610	21,383	19,514

Copper
Grade (%)	0.31	0.40	0.31	0.40
Recovery (%)	84.3	91.6	83.7	92.0
Production (000's tonnes)	28.1	35.6	54.7	72.7
Sales (000's tonnes)	28.2	40.8	53.8	75.4

Molybdenum
Production (million pounds)	0.9	0.8	1.7	1.8
Sales (million pounds)	1.0	1.0	1.8	2.0

Cost of sales ($ millions)
Operating costs	$80	$86	$144	$152
Distribution costs	$7	$9	$14	$17

Operating profit ($ millions)	$160	$258	$349	$436

Highland Valley Copper’s operating profit declined to $160 million in the second quarter compared with $258 million in the same period last year. Pricing adjustments were not significant in the quarter compared with $30 million of positive pricing adjustments in the second quarter of 2007. Operating profits before pricing adjustments, declined from a year ago due mainly to sales volumes, which decreased by 31% compared with 2007 as a result of reduced production levels as described below.

Highland Valley’s mine life extension project is progressing as planned with the commissioning of new equipment on site during the quarter. During the current phase of the mining plan, a greater proportion of ore is being mined from the lower grade Lornex pit compared with 2007. Lornex ore accounted for 49% of the mill throughput in the second quarter compared with 7% in the same period last year. This resulted in significantly lower ore grades of 0.31% in the second quarter compared with 0.40% last year. Mill recoveries were also lower in the second quarter as a high clay content in the area of the Lornex pit currently being mined significantly reduced copper recoveries. As a result, copper production declined by 21% to 28,100 tonnes in the second quarter compared with the same period last year. Mill recoveries are gradually expected to return to near historical levels by the third quarter of 2009, with copper grades approximating 0.33%.

10 Teck Cominco Limited 2008 Second Quarter News Release

Antamina (22.5%)

Operating results at the 100% level are summarized in the following table:

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
Tonnes milled (000's)
Copper-onlyore	4,950	4,883	8,842	9,060
Copper-zincore	2,779	3,150	5,405	6,814

	7,729	8,033	14,247	15,874
Copper
Grade (%) (note1)	1.38	1.16	1.30	1.13
Recovery (%)	90.2	88.4	90.1	87.8
Production (000's tonnes)	94.5	81.0	168.6	155.4
Sales (000's tonnes)	103.0	63.7	165.7	139.1

Zinc
Grade (%) (note1)	3.74	3.32	3.67	2.84
Recovery (%)	86.8	88.0	87.6	86.4
Production (000's tonnes)	91.4	97.1	169.0	169.3
Sales (000's tonnes)	102.5	106.6	160.5	160.7

Molybdenum
Production (million pounds)	3.8	3.2	7.6	5.1
Sales (million pounds)	5.4	3.1	8.9	7.0

Cost of sales (US$ millions)
Operating costs	$126	$92	$211	$$182
Distribution costs	$51	$23	$73	$$42
Royalties and other costs (note2)	$79	$72	$132	$$103

Our 22.5% share of operating profit ($ millions)	$178	$175	$325	$289

(1)	Copper ore grades and recoveries apply to all of the processed ores. Zinc ore grades and recoveries apply to copper-zinc ores only.
(2)	In addition to royalties paid by Antamina, we also pay a royalty to the vendor of our interest in Antamina equivalent to 7.4% of our share of cash flow distributed by the mine.

Our share of Antamina’s operating profit of $178 million in the second quarter was similar to a year ago. There were no significant pricing adjustments in the second quarter of 2008 compared with positive pricing adjustments of $25 million in 2007. Higher copper sales volumes were offset by lower zinc prices, higher operating costs and the effect of the stronger Canadian dollar.

Mitigation measures that were undertaken to lessen the effect of the main grinding mill (SAG mill) problems that arose in the fourth quarter of 2007, including reducing the speed and voltage, have been successful with no major unplanned downtime during the quarter. Mill throughput in the second quarter was 4% lower than the same period last year primarily as a result of the reduced SAG mill speed. The start-up and commissioning of a new pebble crushing plant was completed during the second quarter and is expected to help increase throughput and recoveries going forward.

11 Teck Cominco Limited 2008 Second Quarter News Release

Despite lower mill throughput, copper production increased 17% compared to last year due mainly to higher copper ore grades. Production of zinc in the second quarter was slightly less than last year due to lower mill throughput and recovery, offset by higher zinc ore grades.

Quebrada Blanca (76.5%)

Operating results at the 100% level are summarized in the following table:

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
Tonnes placed (000's)
Heap leach ore	1,958	-	3,627	-
Dump leach ore	2,082	-	4,582	-

	4,040	-	8,209	-
Grade (TCu%) (note 1)
Heap leach ore	1.38	-	1.30	-
Dump leach ore	0.60	-	0.62	-

Production (000's tonnes)
Heap leach ore	16.5	-	32.0	-
Dump leach ore	5.0	-	10.4	-

	21.5	-	42.4	-

Sales (000's tonnes)	22.1	-	42.0	-

Cost of sales (US$ million)
Operating costs	$60	-	$113	-
Inventory adjustments (note 2)	$10	-	$33	-
Distribution costs	$2	-	$4	-

Operating profit ($ millions) (note 3)	$92	-	$164	-

(1)	TCu% is the percent assayed total copper grade.
(2)	Inventory adjustments consist of mark-to-market adjustments of work in process inventory at the time of the acquisition of the mine, which are being charged to earnings as the inventory is sold.
(3)	Results do not include a provision for the minority interests’ 23.5% share of Quebrada Blanca.
(4)	In August 2007, we acquired the Quebrada Blanca mine as a result of our acquisition of Aur Resources Inc.

Quebrada Blanca’s operating profit was $92 million in the second quarter. There were minimal pricing adjustments in the quarter, as copper prices remained relatively unchanged. Copper production was slightly above expected levels at 21,500 tonnes and sales volumes were 22,100 tonnes.

An advanced scoping study for the proposed Quebrada Blanca expansion project began in early June. The study is expected to be completed in the first quarter of 2009 and to be followed by a project feasibility study.

12 Teck Cominco Limited 2008 Second Quarter News Release

Carmen de Andacollo (90%)

Operating results at the 100% level are summarized in the following table:

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
Tonnes placed (000's)
Heap leach ore	960	-	1,853	-
Dump leach ore	50	-	265	-

	1,010	-	2,118	-
Grade (TCu%) (note 1)
Heap leach ore	0.66	-	0.64	-
Dump leach ore	0.27	-	0.25	-

Production (000's tonnes)
Heap leach ore	3.9	-	7.7	-
Dump leach ore	1.3	-	2.7	-

	5.2	-	10.4	-

Sales (000's tonnes)	5.0	-	10.3	-

Cost of sales (US$ million)
Operating costs	$11	-	$23	-
Inventory adjustments (note 2)	$2	-	$8	-
Distribution costs	$1	-	$2	-

Operating profit ($ millions) (note 3)	$24	-	$42	-

(1)	TCu% is the percent assayed total copper grade.
(2)	Inventory adjustments consist of mark-to-market adjustments of work in process inventory at the time of the acquisition of the mine, which are being charged to earnings as the inventory is sold.
(3)	Results do not include a provision for the minority interests’ 10% share of Andacollo.
(4)	In August 2007, we acquired the Carmen de Andacollo mine as a result of our acquisition of Aur Resources Inc.

Andacollo’s operating profit was $24 million in the second quarter. Pricing adjustments in the quarter were not significant, as copper prices remained relatively unchanged during the quarter. Copper production was 5,200 tonnes in the second quarter, the same as the first quarter and similar to expected levels.

The development of Andacollo’s concentrate project is progressing as expected with production start up scheduled for 2010. The development consists of the construction of a 55,000 tonne per day concentrator and tailings facility and is expected to produce 81,000 tonnes (178 million pounds) of copper and 66,000 ounces of gold in concentrate annually over the first 10 years of the project. Detailed engineering on the project is complete. Mass earthworks for the process facilities are complete and concrete work has commenced. The starter dam for initial tailings placement is also complete. The capital cost forecast for the project is US$410 million using a US$1 = 535 Chilean pesos exchange rate. The increase from our prior estimate of US$380 million was due mainly to scope changes and escalation related to the cost of labour and commodities.

13 Teck Cominco Limited 2008 Second Quarter News Release

Duck Pond (100%)

Duck Pond’s operating profit was $7 million in the second quarter. Copper and zinc production improved in the quarter to 3,700 tonnes and 5,100 tonnes of contained metal respectively as a result of higher ore grades and improved mill recoveries.

Sales volumes were lower than production volumes at 2,400 tonnes of copper and 2,300 tonnes of zinc sold in the second quarter, due to the timing of shipments.

The mine operated at near design capacity in the second quarter. Ore grades and mill recoveries were at expected levels, although mill throughput was lower than expected due to the ramp-up of underground development.

Development Projects

Relincho

In April we announced an agreement to acquire the Relincho copper project in Chile by way of a plan of arrangement involving Global Copper Corp., the owner of the project. Global Copper shareholders are scheduled to meet to approve the transaction on July 25, 2008. All other conditions and regulatory approvals have been received.

The Relincho project is located approximately 660 kilometres north of Santiago. It consists of a large Andean style copper/molybdenum porphyry system and, based on Global Copper’s published resource estimate, is expected to increase our measured and indicated copper resources by approximately 25% on a contained copper basis.

Under the plan of arrangement, Global shareholders will receive $12 or 0.26667 of a Teck Class B subordinate voting share for each Global common share, subject to pro-ration. At full pro-ration, Global shareholders would receive $3.00 in cash and 0.2 of a Class B share per Global Copper common share. If the 10-day Volume Weighted Average Price (VWAP) of our Class B shares at closing is less than $45 per share, we will pay additional consideration, either in cash or Class B shares at our option, such that the consideration payable for each Global share has a value of $12.00. If at closing the 10-day volume weighted average price of our Class B shares exceeds $55.00, the number of Class B shares to be issued will be reduced so that the value of the consideration per Global share does not exceed $14.00.

In addition to cash and our Class B shares, Global shareholders will also receive a share in a new public company, which will receive $10 million in cash on closing out of funds of Global Copper, all assets and liabilities of Global Copper other than those related to the Relincho project, and a 1.5% net smelter return royalty in respect of the Relincho project, payable commencing in the fifth year after the start of commercial production.

The transaction values the Relincho project at $415 million. Assuming the transaction closes under the terms of the plan of arrangement, we expect to issue approximately 6.9 million Class B shares and pay approximately $104 million in cash to Global’s shareholders. Pursuant to the adjustment mechanism described above, we will pay approximately $6.9 million (or the equivalent in Class B shares) for each $1 by which the 10-day VWAP of our Class B shares at closing is less than $45 per share.

14 Teck Cominco Limited 2008 Second Quarter News Release

Petaquilla

On July 6, 2008 Inmet Mining Corporation (Inmet), which owns 48% of Minera Petaquilla S.A. (MPSA), the Panamanian company that holds the Petaquilla concession, publically announced its intention to make an offer to acquire all of the outstanding common shares of Petaquilla Copper Ltd., which owns a 26% interest in MPSA. Following the announcement, Inmet stated that, if its offer is successful, it intends to terminate the arbitration proceedings commenced by Petaquilla Copper on April 29, 2008 that seek to set aside our acquisition of the 26% equity interest in MPSA that we earned as a result of our March 26, 2008 decision to proceed with the Petaquilla project.

Under the terms of our previously announced agreement with Inmet, at the earlier of September 30, 2009 or the date on which Inmet has funded at least US$50 million in project costs, we must elect whether to continue participating in the project. Inmet assumed interim operatorship of the project on April 1, 2008 and is funding all project related costs. At this point it is uncertain when Inmet’s aggregate funding will reach US$50 million.

Galore Creek

At Galore Creek, we have substantially completed demobilization activities and the property is now on care and maintenance. Studies to re-evaluate and optimize the project to determine whether it can become a viable operating mine are on-going and we remain hopeful that an alternative development strategy can be identified. There can be no assurance that this work will result in a commercially viable project or that a future write-down of our investment will not be required.

15 Teck Cominco Limited 2008 Second Quarter News Release

ZINC

Trail (100%)

Operating results at the 100% level are summarized in the following table:

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
Metal production
Zinc (000's tonnes)	61.5	74.4	135.2	149.1
Lead (000's tonnes)	20.5	20.3	46.1	41.8

Metal sales
Zinc (000's tonnes)	68.6	76.6	141.6	142.6
Lead (000's tonnes)	21.2	21.2	44.9	40.9

Power
Surplus power sold (gigawatt hours)	314	374	503	622
Power price (US/megawatt hour)	$62	$46	$67	$47

Cost of sales ($ millions)
Concentrates	$221	$291	$475	$541
Operating costs	$90	$86	$176	$168
Distribution costs	$27	$24	$52	$46

Operating profit ($ millions)
Metal operations	$35	$103	$90	$213
Power sales	$17	$15	$26	$25
	$52	$118	$116	$238

Operating profit from Trail metal operations declined to $35 million in the second quarter from $103 million in the same period last year due mainly to significantly lower zinc prices and the effect of the stronger Canadian dollar.

Refined zinc production in the second quarter decreased by 17% from the second quarter of 2007 to 61,500 tonnes. Production was affected by a series of technical problems in the leaching/purification area. These problems were resolved in the early part of July. Refined lead production remained similar to last year.

Operating profit from surplus power sales in the second quarter of $17 million was similar to a year ago. Power prices were strong in the second quarter and averaged US$62 per megawatt hour compared with US$46 per megawatt hour in the same period last year. The higher price was partly offset by a stronger Canadian dollar. Power sales volumes were lower than in the same period last year because low load power prices were below the cost of generation and transmission during the peak spring runoff resulting in less generation at the Waneta dam.

In early June, Trail operations reached a new four-year collective agreement with unionized employees that expires on May 31, 2012. The new agreement provided for wage increases, improvements in basic pension benefits, enhancements to a number of other benefits and a signing bonus for each employee. Trail’s earnings for the quarter reflect a $6 million charge for the signing bonus.

16 Teck Cominco Limited 2008 Second Quarter News Release

Production levels in the third quarter will be affected by annual maintenance shutdowns. We may also curtail production for short periods to take advantage of high spot energy prices on a daily basis.

Upper Columbia River Basin (Lake Roosevelt)

The litigation concerning historic discharges by Teck Cominco Metals Ltd. of smelter slag into the Upper Columbia River continues.

Following the denial of our petition for review by the U.S. Supreme Court in January 2008, the Lake Roosevelt litigation has reverted to the Federal District Court for Eastern Washington. The hearing of the first phase of the litigation dealing with issues associated with an EPA order issued in December, 2003 and withdrawn in June, 2008 has been set for August 12, 2008. We believe that many of the plaintiffs’ claims that were based on the U.S. EPA order were mooted by the agreement and withdrawal of the related enforcement order by the EPA. Any costs, penalties or damages that may be awarded in this phase of the trial are not expected to be material.

The second phase of the trial is expected to deal with liability and the plaintiff’s claims for natural resource damages and costs. This phase of the case has been deferred until the remedial investigation being conducted by TCML’s affiliate Teck Cominco American Incorporated has been substantially advanced or completed. Until such studies have been completed it is not possible to estimate the amount of the damages, if any, that the plaintiffs have sustained or may claim.

There can be no assurance that TCML will ultimately be successful in its defense of the litigation or that TCML or its affiliates will not be faced with further liability in relation to this matter. Until the studies contemplated by the Agreement are completed, it is not possible to estimate the extent and cost, if any, of remediation or restoration that may be required. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation should be undertaken. If remediation is required, the cost of remediation may be material.

17 Teck Cominco Limited 2008 Second Quarter News Release

Red Dog (100%)

Operating results at the 100% level are summarized in the following table:

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
Tonnes milled (000's)	749	797	1,524	1,687

Zinc
Grade (%)	20.5	20.6	20.9	20.1
Recovery (%)	84.8	86.4	84.3	84.7
Production (000's tonnes)	130.0	142.0	268.5	286.7
Sales (000's tonnes)	76.3	71.1	179.7	206.0

Lead
Grade (%)	6.2	6.0	6.7	5.9
Recovery (%)	68.8	65.5	65.9	64.8
Production (000's tonnes)	31.8	31.6	67.3	64.1
Sales (000's tonnes)	2.8	-	2.8	6.7

Cost of sales (US$ millions)
Operating costs	$25	$23	$45	$58
Distribution costs	$14	$10	$32	$31
Royalties (NANA and State)	$6	$13	$35	$28

Operating profit ($ millions)	$50	$119	$137	$265

Red Dog’s operating profit, before pricing adjustments, declined to $55 million in the second quarter compared with $114 million in the same period last year. The decline in operating profit was due mainly to significantly lower zinc prices and the effect of the stronger Canadian dollar. Negative pricing adjustments of $5 million were recorded in the second quarter compared with $5 million of positive pricing adjustments in the second quarter of 2007.

Zinc production in the second quarter decreased by 8% to 130,000 tonnes compared with the same period last year due to unanticipated scaling in generator cooling lines resulting in an extended maintenance shutdown and lower recoveries as a result of ore characteristics.

Zinc sales volumes in the second quarter, usually the lowest quarter due to the seasonality of shipments, were approximately 13% of the total estimated annual sales volumes. Sales in the first half of 2007 represented approximately 32% of planned sales for the year.

The 2008 shipping season commenced on July 11, 2008 with planned shipments of 970,000 tonnes of zinc concentrate and 240,000 tonnes of lead concentrate, approximately 9% less than last year’s record shipped tonnage. Zinc sales volumes in the third and fourth quarter of 2008 are estimated to be 240,000 tonnes and 155,000 tonnes of metal in concentrate, respectively.

We continue to work towards the approval of a Supplemental Environmental Impact Statement (SEIS) for the Aqqaluk deposit, the next ore body scheduled to be developed by Red Dog. The mine’s effluent discharge permit will be renewed in conjunction with the SEIS. In the interim, we are working with NANA and the EPA to ensure that the mine can discharge sufficient water to maintain a reasonable water balance in the tailings impoundment under its existing water discharge permit.

18 Teck Cominco Limited 2008 Second Quarter News Release

During the quarter, we entered into a Memorandum of Understanding (MOU) with the plaintiffs from the Village of Kivalina (Adams, et al v. Teck Cominco Alaska Inc.) who had filed a complaint alleging violations of the Clean Water Act relating to discharge limits set by the current permits. If accepted by the Court, the terms of the MOU will lead to a consent decree, settling the case. The terms of the settlement are confidential and not material to us.

Other Zinc Mines

Our 100% owned Pend Oreille mine incurred an operating loss of $4 million in the second quarter compared with an operating profit of $1 million in the second quarter of 2007. The operating loss was the result of lower zinc prices and negative pricing adjustments of $2 million. Zinc production was at expected levels at 9,400 tonnes in the second quarter compared with 7,000 tonnes in the same period last year. Larger stopes and improved productivity account for the increased production.

On July 14, 2008, together with our partner Xstrata Zinc, we announced the closure of the Pillara zinc mine at Lennard Shelf in Western Australia. Operations are expected to cease by early August. Our 50% share of Lennard Shelf’s operating loss was $11 million in the second quarter with the mine producing 13,300 tonnes of zinc and 3,500 tonnes of lead. A write-down of production inventory totalling $6 million accounted for one-half of this loss.

The mine became uneconomic primarily due to the sharp decline in zinc and lead prices compounded by the appreciation of the Australian dollar. Higher energy and labour costs and lower than planned production have also contributed to rendering the project uneconomic. Year to date zinc production was 25,000 tonnes of metal in concentrate.

As we no longer expect to recover our full carrying values, we have written-down the mine assets by $12 million. Liabilities for severance and other curtailment costs, which we do not expect to be material, will be recognized in the third quarter.

19 Teck Cominco Limited 2008 Second Quarter News Release

COAL

Elk Valley Coal Partnership (40% direct; 52% direct and indirect)

Operating results at the 100% level are summarized in the following table:

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
Production (000's tonnes)	6,504	6,241	12,396	11,355

Sales (000's tonnes)	6,575	6,287	12,333	11,018

Average sale price
US$/tonne	$204	$101	$154	$103
C$/tonne	$207	$111	$155	$116

Operating expenses (C$/tonne)
Cost of product sold	$45	$41	$46	$43
Transportation	$9	$35	$38	$36

Our 40% share of operating profit ($ millions)	$309	$79	$324	$143

Our 40% share of Elk Valley Coal’s operating profit in the second quarter increased significantly to $309 million compared with $79 million in 2007. The increase in operating profit was due to a 5% increase in sales volumes and a substantial increase in the 2008 coal prices, as prices averaged US$204 per tonne in the second quarter compared with US$101 per tonne in 2007. Approximately one-third of the sales volume for the second quarter of 2008 was carryover tonnage. The higher average coal price was partially offset by the effect of the stronger Canadian dollar, an increase in operating costs and higher transportation costs which are partly tied to the coal price.

Coal production in the second quarter of 2008 increased by 4% to 6.5 million tonnes compared with the same period last year. Coal sales of 6.6 million tonnes in the second quarter were similar to production levels and 5% higher than a year ago.

The unit cost of product sold increased to $45 per tonne compared with $41 per tonne for the second quarter of 2007. Significant inflation in mining input costs, including a significant increase in the price of diesel fuel, has increased the unit cost of product sold. For the remainder of 2008, unit cost of product sold is expected to be significantly higher than comparative quarters in 2007.

Unit transportation costs in the second quarter increased by 11% to $39 per tonne due primarily to the coal price participation provisions contained in certain port loading contracts with Westshore Terminals as well as an increase in contractual rail rates.

For the 2008 calendar year, Elk Valley Coal’s sales volumes are expected to be in the range of 23 to 25 million tonnes. Third quarter results will reflect lower production levels than the second quarter due to normal seasonality resulting from planned summer maintenance shutdowns.

20 Teck Cominco Limited 2008 Second Quarter News Release

In July we entered into forward sales contracts totalling US$801 million to fix our US dollar exchange rate for a significant portion of our share of Elk Valley coal sales. These contracts are at an average price of C$1.02 per US$1.00, and mature at varying dates to April 2009. Coal prices for the 2008 coal year were set in the second quarter in US dollar terms. These US dollar forward sales contracts effectively fix a significant portion of our coal sales in Canadian dollar terms.

GOLD

Pogo (40%)

Operating results at the 100% level are summarized in the following table:

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007

Tonnes milled (000's)	184	191	376	297
Grade (grams/tonne)	16.9	15.0	16.3	15.1
Mill recovery (%)	83.8	83.5	84.7	84.0
Production (000's ounces)	84	77	167	121
Sales (000's ounces)	86	57	172	92
Cash operating cost per ounce (US$)	$ 505	$ 460	$ 526	N/A
Our 40% share of operating profit ($ millions)	$ 6	$ -	$ 12	$ -

(1)	Operating results prior to April 1, 2007 the date the operation achieved commercial production were capitalized as start-up costs.

Our 40% share of Pogo’s operating profit was $6 million in the second quarter compared with break-even results in the second quarter of 2007 when Pogo achieved commercial production. Gold sales of 86,000 ounces in the quarter were realized at an average price of US$898 per ounce. Our target for gold production for the year of 340,000 ounces remains unchanged from our previous guidance.

Operating costs are expected to remain near current levels during the balance of 2008.

Hemlo Mines (50%)

Operating results at the 100% level are summarized in the following table:

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007

Tonnes milled (000's)	676	737	1,351	1,454
Grade (grams/tonne)	3.2	3.6	3.1	3.6
Mill recovery (%)	93.9	93.8	94.0	93.7
Production (000's ounces)	66	79	127	157
Sales (000's ounces)	73	77	136	159
Cash operating cost per ounce (US$)	$ 692	$ 612	$ 695	$ 575
Our 50% share of operating profit (loss) ($ millions)	$ 4	$ (4)	$ 7	$ (6)

21 Teck Cominco Limited 2008 Second Quarter News Release

Our 50% share of Hemlo’s operating profit was $4 million in the second quarter compared with an operating loss of $4 million in 2007. The improved results were due to higher gold prices. The average realized gold price in the second quarter was US$899 per ounce compared with US$668 per ounce in 2007.

Gold production of 66,000 ounces was 16% lower than last year due to lower mill throughput and feed grades. Gold production for the remainder of the year is expected to be consistent with the first half of 2008, as, going forward, less mill feed is coming from the higher grade underground workings as compared with 2007.

Cost cutting measures implemented in late 2007 helped to reduce total operating costs in the second quarter. However, due to the decline in gold production and the effect of the strong Canadian dollar, cash operating costs increased in the second quarter 2008.

ENERGY

Fort Hills Project

At our Fort Hills oil sands project in Alberta, work continues with the Front End Engineering and Design (FEED) stage of project development, which is expected to be completed in the third quarter of 2008.  The regulatory hearing on the Sturgeon upgrader was convened in late June/early July.  As part of the FEED program the cost estimate for the project is being reviewed. The Partnership’s investment decision whether to proceed with the project is expected in the fourth quarter of 2008 after we have completed the cost estimate review and assessed the regulatory requirements of the project. Industry wide cost pressures are impacting Fort Hills, but the Partnership is working to contain those costs. We expect the mine will start up in late 2011 and the upgrader in 2012.

Frontier and Equinox Projects

The Teck Cominco/UTS Joint Venture completed 353 core holes in the first quarter of 2008, of which 325 holes were in the Frontier Project area. Full assay and test results from that program will be available in the third quarter. A contingent resource will be prepared for the southern segment of the Frontier Project in the fourth quarter.

Engineering level studies continue on the Equinox Project, which will include running a 1,500 tonne bulk sample through a pilot plant in the second half of 2008 to develop process design parameters for both the Equinox and Frontier Projects. The joint venture continues to advance the project through the permitting process and initiated stakeholder meetings during the second quarter. Engineering studies will start on the Frontier Project in 2009.

In January of 2008, the government of Alberta announced a plan to reduce carbon emissions to 14% below 2005 levels by 2050 and major emitters are required to reduce emission intensity at a rate of 12% per year. For new construction projects, the plan is applicable three years after start up.  We are reviewing the effect of this legislation on our oil sands projects.

22 Teck Cominco Limited 2008 Second Quarter News Release

COSTS AND EXPENSES

Administration expense was $40 million in the second quarter compared with $34 million in the same period last year. The increase was due to higher stock-based compensation, which is linked to the increase in our share price.

Interest expense was $17 million in the second quarter compared with $21 million a year earlier. The decrease was partly due to the weaker US dollar, in which most of our debt is denominated, and additional interest capitalized related to our Fort Hills project.

Other income, net of other expense, was $35 million in the quarter compared with $53 million of other income in the same period last year. The decrease was partly due to a decline of interest income from $57 million in 2007 to $8 million in 2008, as cash balances were lower due to our acquisition of Aur Resources in August, 2007. The decline in interest income was partly offset by gains on our derivative positions of $18 million in the quarter compared with losses of $5 million last year.

Income and resource taxes for the quarter were $329 million, or 41% of pre-tax earnings, which is higher than the Canadian statutory tax rate. This is the result of the effect of mining taxes in Canada and valuation allowances against tax benefits in other foreign jurisdictions, primarily relating to losses at Lennard Shelf.

Minority interests expense was $32 million in the second quarter compared with $5 million last year, with the increase due to our acquisition of Quebrada Blanca and Andacollo as part of our purchase of Aur Resources in August, 2007.

Equity earnings

We recorded equity earnings of $55 million in the second quarter, of which $53 was from our investment in the Fording Canadian Coal Trust compared with $7 million recorded in the same period last year. Higher earnings from the Trust were due to significantly higher coal prices and our increased interest in the Trust, which rose to 19.95% from 8.7% in September, 2007.

Discontinued operations

Our earnings from discontinued operations relate to a price participation provision in the agreement to sell the Cajamarquilla zinc refinery in 2004. We are entitled to additional consideration of US$365,000 for each US$0.01 by which the average annual price of zinc exceeds US$0.454 per pound. This zinc price participation expires at the end of 2009. Accordingly, we have recorded a receivable for outstanding amounts due under this agreement, which is valued based on the zinc forward curve in effect at the end of each quarter. In the second quarter of 2008, the Canadian dollar zinc price decreased approximately 24% resulting in a negative $9 million ($7 million after-tax) mark-to-market decrease in the receivable. In the second quarter of 2007, the Canadian dollar zinc price increased slightly resulting in a $6 million ($5 million after-tax) increase in the receivable.

23 Teck Cominco Limited 2008 Second Quarter News Release

FINANCIAL POSITION AND LIQUIDITY

Cash flow from operations was $500 million in the second quarter compared with $193 million in the same period last year. The increase in cash flow was primarily due to higher operating profits from our copper and coal divisions. In addition, in the second quarter of 2007 cash flow was affected by large final tax and royalty payments relating to record earnings from 2006, which totalled $240 million.

Expenditures on property, plant and equipment were $218 million in the second quarter and included $93 million on sustaining capital and $125 million on development projects. The largest components of sustaining expenditures were at Elk Valley Coal, Antamina and Red Dog for equipment upgrades. Development expenditures included $50 million for preparatory stripping and capital equipment for Highland Valley Copper’s mine life extension project and $39 million on the development of the hypogene deposit at Andacollo. Investments in the second quarter totalled $115 million and included $97 million of funding for the Fort Hills oil sands project and $18 million for other investments.

Our cash position increased by $102 million to $1.2 billion as of June 30, 2008. Long-term debt totalled $1.5 billion at June 30, 2008 and we had bank credit facilities aggregating $1.3 billion, 84% of which matures in 2012 and beyond. Our unused credit lines under these facilities after draw downs and letters of credit amounted to $1.0 billion. Our senior unsecured debt is rated Baa1 by Moody’s Investor Services, BBB by Standard and Poor’s and BBB (high) by Dominion Bond Rating Service.

COMPREHENSIVE INCOME

We recorded comprehensive income of $485 million in the period, comprising $497 million of regular earnings and $12 million of other comprehensive loss. The most significant components of other comprehensive income in the quarter are currency translation adjustments on self-sustaining foreign subsidiaries, which are partly offset by the unrealized mark-to-market gains on our portfolio of marketable securities. Our marketable securities consist primarily of investments in publicly traded companies with whom we partner in exploration or development projects. These gains and losses are held in Accumulated Other Comprehensive Income, net of taxes until they are realized, at which time they are included in net earnings.

OUTLOOK

The information below is in addition to the disclosure concerning specific operations included above in the Operations and Corporate Development sections of this Management’s Discussion and Analysis.

Current copper and gold prices are approximately 20% and 38% higher than 2007 average prices and coal prices are expected to range between US$195 to US$205 per tonne for the 2008 calendar year compared with US$98 per tonne in 2007. Zinc and lead prices are approximately 40% and 20% lower than the 2007 average prices, respectively.

24 Teck Cominco Limited 2008 Second Quarter News Release

For the 2008 calendar year, Elk Valley Coal’s sales volumes are expected to be in the range of 23 to 25 million tonnes. Third quarter results will reflect lower production levels than the second quarter due to normal seasonality resulting from planned maintenance shutdowns. Elk Valley Coal is dependent on rail service in order to deliver its product to its customers. The frequency and timeliness of rail shipments during the second quarter of 2008 fell short of Elk Valley Coal’s requirements. Coal inventories at the Vancouver ports remain low while inventories at the mine sites are high. This has led to reduced plant production at certain mine sites where on-site coal storage had reached capacity. If rail shipments do not increase to the level required by Elk Valley Coal’s business for the remainder of 2008, it will continue to adversely affect production and sales levels and could lead to unscheduled plant shutdowns, which could increase unit cost of product sold and vessel demurrage costs.

Based on the information above, and depending on commodity prices and the US/Canadian dollar exchange rate, we expect that our earnings will be stronger in the second half of the year than the first half of the year. This is due mainly to higher coal prices, the strong copper market and Red Dog’s sales volumes generally being higher in the third and fourth quarters of the year following the summer shipping season.

Our 2008 capital expenditures are expected to be approximately $875 million, including $365 million of sustaining capital expenditures, $420 million on development projects and $90 million for our share of the various oil sands properties that we jointly own with UTS Energy Corporation. We also expect to spend approximately $680 million on our share of costs for the Fort Hills oil sands project and $30 million in engineering studies for the Galore Creek project.

The government of British Columbia has introduced legislation to implement a carbon tax on virtually all fossil fuels effective July 1, 2008. The tax is imposed on fossil fuels used in BC and is based on a $10 per tonne of CO2-emission equivalent, increasing by $5 per tonne each year until it reaches $30 per tonne in 2012. Based on our recent historical fuel use figures, we expect to pay carbon tax (including in respect of our 52% direct and indirect ownership portion of Elk Valley Coal) of approximately $5 million for 2008, increasing to approximately $26 million per year by 2012. Our expected carbon tax cost is primarily the result of our use of coal, diesel fuel and natural gas.

The BC government has also expressed its intention to implement a cap and trade mechanism to further reduce greenhouse gas emissions. However, it has indicated that the carbon tax and the cap and trade system will be integrated to avoid double taxation. We will monitor this issue as legislation is developed.

At June 30, 2008, outstanding receivables included 131 million pounds of copper provisionally valued at an average of US$3.91 per pound, 126 millionpounds of zinc valued at an average of US$0.84per pound and 11 million pounds of lead provisionally valued at an average of US$0.79 per pound. Final price adjustments on these outstanding receivables will increase or decrease our revenue in subsequent quarters depending on metal prices at the time of settlement.

25 Teck Cominco Limited 2008 Second Quarter News Release

ADOPTION OF NEW ACCOUNTING STANDARDS

Inventories, Section 3031

Effective January 1 2008, we adopted the new Canadian Institute of Chartered Accountants (CICA) handbook Section 3031, “Inventories.” This section replaces the existing Section 3030 and establishes more prescriptive standards for the measurement and disclosure of inventories. The adoption of this standard did not have an impact on our financial statements.

International Financial Reporting Standards (IFRS) changeover plan

We have established a changeover plan to adopt IFRS by 2011. An implementation team has been created, and third party advisors have been engaged to provide training to our staff. The implementation team has started the process of assessing accounting policy choices and elections that are allowed under IFRS. We are also assessing the impact of the conversion on our business activities including the effect on information technology and data systems, internal controls over financial reporting and disclosure controls. We will continually review and adjust our changeover plan to ensure our implementation process properly addresses the key elements of the plan.

FINANCIAL INSTRUMENTS AND DERIVATIVES

We hold a number of financial instruments and derivatives, the most significant of which are marketable securities, fixed price forward metal sales contracts, settlements receivable and price participation payments on the sale of the Cajamarquilla zinc refinery. The Cajamarquilla price participation payments are economically similar to a fixed price forward purchase of zinc. The financial instruments and derivatives are all recorded at fair values on our balance sheet with gains and losses in each period included in other comprehensive income, net earnings from continuing operations and net earnings from discontinued operations as appropriate. Some of our gains and losses on metal-related financial instruments are affected by smelter price participation and are taken into account in determining royalties and other expenses. All are subject to varying rates of taxation depending on their nature and jurisdiction.

The after-tax effect of financial instruments on our net earnings for the following periods is set out in the table below:

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007

Price adjustments
On prior quarter sales	$ (2)	$ 40	$ 48	$ (13)
On current quarter sales	(5)	(3)	19	36

	(7)	37	67	23
Other financial instruments
Derivatives gains (losses)	12	(3)	10	(4)
Cajamarquilla sale price participation (discontinued operations)	(7)	5	(5)	(25)

Total	$ (2)	$ 39	$ 72	$ (6)

26 Teck Cominco Limited 2008 Second Quarter News Release

QUARTERLY EARNINGS AND CASH FLOW

(in millions, except for share data)	2008		2007				2006
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Revenues	$1,870	$1,571	$1,538	$1,932	$1,561	$1,340	$2,088	$1,632	$1,546	$1,273

Operating profit	879	614	460	894	764	620	1,167	876	894	624

EBITDA	941	626	427	834	770	584	1,281	874	946	728

Net earnings	497	345	280	490	485	360	866	504	613	448

Earnings per share	$1.12	$0.78	$0.64	$1.15	$1.14	$0.83	$2.01	$1.17	$1.48	$1.09

Cash flow from operations	500	161	560	814	193	152	1,170	764	600	371

OUTSTANDING SHARE DATA

As at July 21, 2008 there were 433,072,558 Class B subordinate voting shares and 9,353,470 Class A common shares outstanding. In addition, there were 4,776,913 director and employee stock options outstanding with exercise prices ranging between $3.20 and $49.17 per share. More information on these instruments and the terms of their conversion is set out in Note 16 of our 2007 year end financial statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no changes in our internal control over financial reporting during the quarter ended June 30, 2008 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This document contains certain forward-looking information. This forward-looking information, principally under the heading “Outlook”, but also elsewhere in this document, includes estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the size and quality of the company’s mineral reserves and mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital and mine production costs, demand and market outlook for commodities, future commodity prices and treatment and refining charges, The settlement of coal contracts with customers, the outcome of legal proceedings involving the company, and the financial results of the company. This forward-looking information involves numerous assumptions, risks and uncertainties and actual results may vary materially.

27 Teck Cominco Limited 2008 Second Quarter News Release

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in interest and currency exchange rates, acts of foreign governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets.

Statements concerning future production costs or volumes, and the sensitivity of the company’s earnings to changes in commodity prices and exchange rates are based on numerous assumptions of management regarding operating matters, that demand for products develops as anticipated, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies. We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward looking statements and our business can be found in our Annual Information Form for the year ended December 31st 2007, filed on SEDAR and on EDGAR under cover of Form 40F.

WEBCAST

A replay of the Investor Conference Call on Thursday, July 24, 2008 to discuss the company's Q2/2008 financial results is available, together with supporting presentation slides, at the company’s website at www.teckcominco.com. The webcast is also archived at www.vcall.com and www.investorcalendar.com.

On behalf of the Board,
“Donald R. Lindsay”
Vancouver, B.C. July 28, 2008	Donald R. Lindsay President and CEO

28 Teck Cominco Limited 2008 Second Quarter News Release

Teck Cominco Limited

Consolidated Statements of Earnings

(Unaudited)

	Three months ended June 30		Six months ended June 30
(Cdn $ in millions, except for share data)	2008	2007	2008	2007

Revenues	$1,870	$1,561	$3,441	$2,901

Operating expenses	(886)	(729)	(1,735)	(1,385)

Depreciation and amortization	(105)	(68)	(213)	(132)

Operating profit	879	764	1,493	1,384

Other expenses
Generalandadministration	(40)	(34)	(70)	(56)
Interestonlong-termdebt	(17)	(21)	(37)	(43)
Exploration	(27)	(25)	(46)	(45)
Researchanddevelopment	(8)	(8)	(16)	(14)
Assetimpairmentcharge(Note5)	(12)	-	(12)	-
Otherincome(expense)(Note9)	35	53	33	107

Earnings before the undernoted items	810	729	1,345	1,333

Provision for income and resource taxes	(329)	(251)	(503)	(462)

Minority interests	(32)	(5)	(59)	(10)

Equity earnings	55	7	64	9

Net earnings from continuing operations	504	480	847	870

Net earnings (loss) from discontinued operations	(7)	5	(5)	(25)

Net earnings	$497	$485	$842	$845

Earnings per share

Basic	$1.12	$1.14	$1.90	$1.97

Basicfromcontinuingoperations	$1.14	$1.13	$1.92	$2.03

Diluted	$1.12	$1.13	$1.90	$1.96

Dilutedfromcontinuingoperations	$1.14	$1.12	$1.91	$2.02

Weighted average shares outstanding (millions)	442.3	425.3	442.2	428.0

Shares outstanding at end of period (millions)	442.4	419.3	442.4	419.3

The accompanying notes are an integral part of these financial statements.

29 Teck Cominco Limited 2008 Second Quarter News Release

Teck Cominco Limited

Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended June 30		Six months ended June 30
(Cdn $ in millions)	2008	2007	2008	2007

Operating activities
Net earnings from continuing operations	$ 504	$ 480	$ 847	$ 870
Items not affecting cash
Depreciationandamortization	105	68	213	132
Futureincomeandresourcetaxes	110	26	117	7
Equityearnings	(55)	(7)	(64)	(9)
Minorityinterests	32	5	59	10
Assetimpairmentcharge	12	-	12	-
Gainonsaleofinvestmentsandassets	(5)	(7)	(6)	(12)
Other	(3)	9	14	10
Distributions received from equity accounted investments	50	5	65	12

	750	579	1,257	1,020

Net change in non-cash working capital items	(250)	(386)	(596)	(675)

	500	193	661	345
Financing activities
Repayment of long-term debt	(1)	-	(32)	-
Issuance of Class B subordinate voting shares	3	4	5	8
Purchase and cancellation of Class B subordinate voting shares	-	(416)	-	(577)
Dividends paid	-	-	(221)	(216)
Distributions to minority interests	(68)	-	(68)	-
Redemption of exchangeable debentures	-	-	-	(98)

	(66)	(412)	(316)	(883)
Investing activities
Property, plant and equipment	(218)	(151)	(350)	(270)
Investments and other assets	(115)	(41)	(318)	(222)
Proceeds from the sale of investments and assets	5	8	7	21
Decrease (increase) in temporary investments	-	651	-	61
Cash held in trust	-	-	-	98

	(328)	467	(661)	(312)
Effect of exchange rate changes on cash and cash equivalents held in US dollars	(4)	(205)	32	(236)

Increase (decrease) in cash and cash equivalents from
continuing operations	102	43	(284)	(1,086)

Cash received from discontinued operations	-	4	38	40

Increase (decrease) in cash and cash equivalents	102	47	(246)	(1,046)

Cash and cash equivalents at beginning of period	1,060	3,961	1,408	5,054

Cash and cash equivalents at end of period	$ 1,162	$ 4,008	$ 1,162	$ 4,008

 The accompanying notes are an integral part of these financial statements.

30 Teck Cominco Limited 2008 Second Quarter News Release

Teck Cominco Limited

Consolidated Balance Sheets

(Unaudited)

	June 30	December 31
(Cdn $ in millions)	2008	2007

ASSETS

Current assets
Cash and cash equivalents	$ 1,162	$ 1,408
Accounts and settlements receivable	902	593
Inventories	993	1,004

	3,057	3,005

Investments (Note 4)	1,815	1,506

Property, plant and equipment	8,063	7,807

Other assets (Note 6)	534	592

Goodwill	717	663
	$ 14,186	$ 13,573

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Dividends payable	$ 221	$ 221
Accounts payable and accrued liabilities	775	1,017
Current portion of long-term debt	32	31

	1,028	1,269

Long-term debt	1,508	1,492

Other liabilities (Note 7)	935	994

Future income and resource taxes	2,204	2,007

Minority interests	76	92

Shareholders' equity (Note 11)	8,435	7,719
	$ 14,186	$ 13,573

Contingencies (Note 14)
Subsequent event (Note 3 (b), 5, 13 (e))

The accompanying notes are an integral part of these financial statements.

31 Teck Cominco Limited 2008 Second Quarter News Release

Teck Cominco Limited

Consolidated Statement of Retained Earnings

(Unaudited)

	Three months ended June 30		Six months ended June 30
(Cdn $ in millions)	2008	2007	2008	2007

Retained earnings at beginning of period	$ 5,383	$ 4,564	$ 5,038	$ 4,337

Net earnings	497	485	842	845

Dividends declared	(221)	(210)	(221)	(210)

Class B subordinate voting shares repurchased	-	(350)	-	(483)

Retained earnings at end of period	$ 5,659	$ 4,489	$ 5,659	$ 4,489

Consolidated Statement of Comprehensive Income

(Unaudited)

	Three months ended June 30		Six months ended June 30
(Cdn $ in millions)	2008	2007	2008	2007

Net earnings	$ 497	$ 485	$ 842	$ 845

Other comprehensive income (loss) in the period
Currency translation adjustment:
Unrealized gains (losses)	(43)	(290)	142	(319)
Exchange differences on debt designated as hedge of self-sustaining foreign subsidiaries	11	-	(38)	3

	(32)	(290)	104	(316)
Available-for-sale instruments:
Unrealized gains (losses) (net of taxes of $3, $nil, $(3) and $nil)	18	6	(25)	9
Losses reclassified to net earnings on realization
(net of tax of $nil, $1, $nil and $1)	-	(1)	-	(2)

	18	5	(25)	7
Derivatives designated as cash flow hedges:
Losses reclassified to net earnings on realization
(net of tax of $2, $1, $3 and $3)	2	2	5	4
Total other comprehensive income (loss)	(12)	(283)	84	(305)

Comprehensive income	$ 485	$ 202	$ 926	$ 540

The accompanying notes are an integral part of these financial statements.

32 Teck Cominco Limited 2008 Second Quarter News Release

Teck Cominco Limited Notes to Consolidated Financial Statements (Unaudited)

1.	BASIS OF PRESENTATION

Our interim consolidated financial statements have been prepared in accordance with Canadian GAAP using standards for interim financial statements and do not contain all of the information required for annual financial statements. Our statements follow the same accounting policies and methods of application as our most recent annual financial statements, except as described in Note 2. Accordingly, they should be read in conjunction with our most recent annual financial statements. All dollar amounts are disclosed in Canadian currency unless otherwise noted.

Certain comparative figures have been reclassified to conform to the presentation adopted for the current period.

2.	ADOPTION OF NEW ACCOUNTING STANDARD

Effective January 1, 2008, we adopted the new Canadian Institute of Chartered Accountants (CICA) handbook Section 3031, “Inventories.” This section replaces the existing Section 3030 and establishes more prescriptive standards for the measurement and disclosure of inventories. The adoption of this standard did not have an impact on our financial statements.

3.	ACQUISITIONS
a.	Aur Resources

In the third quarter of 2007, we acquired 100% of the outstanding common shares of Aur Resources Inc. Aur owned interests in three operating mines, the Quebrada Blanca (76.5%) and Andacollo (90%) copper mines located in Chile and the Duck Pond (100%) copper-zinc mine located in Newfoundland, Canada.

We accounted for the acquisition of Aur using the purchase method. Aur’s results of operations are included in our consolidated financial statements from August 22, 2007. The purchase cost of $4,054 million was funded with a combination of cash and Class B subordinate voting shares.

Each Class B subordinate voting share was valued at $43.33, being the average closing price on the Toronto Stock Exchange for two trading days before and one day after the announcement of our offer for Aur, less deemed issuance costs.

Our allocation of the purchase cost to the assets acquired and liabilities assumed is based upon estimated fair values at the time of acquisition. We have completed the process of determining fair values for the assets and liabilities acquired. The significant changes from the preliminary allocation at December 31, 2007 are an increase to goodwill of $34 million and an increase to the future income tax liability of $52 million.

33 Teck Cominco Limited 2008 Second Quarter News Release

Teck

Teck Cominco Limited Notes to Consolidated Financial Statements (Unaudited)

3.	ACQUISITIONS, continued

Our final allocation of the purchase price to the estimated fair value of the assets and liabilities of Aur is as follows:

(Cdn $ in millions)

Cash	$501
Inventory	267
Property, plant and equipment	4,135
Goodwill	740
Other	345

Total assets acquired	5,988

Current liabilities	(197)
Derivative instrument liability	(96)
Long-term liabilities	(297)
Future income tax liability	(1,315)
Non-controlling interests	(29)

Total liabilities assumed	(1,934)

Net assets acquired	$4,054

b.	Minera Petaquilla

On March 26, 2008, as a result of our decision to proceed with the Petaquilla project, we earned a 26% equity interest in Minera Petaquilla S.A. (MPSA), the Panamanian company that holds the Petaquilla concession. As a condition of earning our interest, we are required to participate in work plans and budgets leading to commercial production, and to fund 52% of project development costs. Petaquilla Copper Ltd., which owns a 26% interest in MPSA, has commenced arbitration proceedings seeking to set aside our acquisition of an interest in MPSA.  We are vigorously defending the claim as we believe it is without merit.

On July 6, 2008 Inmet Mining Corporation (Inmet), which owns 48% of MPSA, publically announced its intention to make an offer to acquire all of the outstanding common shares of Petaquilla Copper Ltd. Following the announcement, Inmet stated that, if its offer is successful, it would intend to drop the arbitration proceedings commenced by Petaquilla Copper that seek to set aside our acquisition of the 26% equity interest.

Under the terms of our previously announced agreement with Inmet, at the earlier of September 30, 2009 or the date on which Inmet has funded at least $50 million in project costs, we must elect whether to continue participating in the project. Inmet assumed interim operatorship of the project on April 1, 2008 and are funding all project related costs. At this point it is uncertain when Inmet’s aggregate funding will reach US$50 million.

34 Teck Cominco Limited 2008 Second Quarter News Release

Teck Cominco Limited Notes to Consolidated Financial Statements (Unaudited)

3.	ACQUISITIONS, continued
c.	Relincho Copper Project

In April 2008, we announced an agreement to acquire the Relincho copper project in Chile by way of a plan of arrangement involving Global Copper Corp. (Global), the owner of the project. Under the plan of arrangement, Global shareholders will receive $12.00 or 0.26667 of a Teck Class B subordinate voting share for each Global common share, subject to pro-ration. At full pro-ration, Global shareholders would receive $3 in cash and 0.2 of a Class B share per Global Copper common share. If the 10 day Volume Weighted Average Price (VWAP) of our Class B shares at closing is less than $45.00 per share, we will pay additional consideration, either in cash or Teck Class B shares at our option, such that the consideration payable for each Global share has a value of $12.00. If at closing the VWAP of our Class B shares exceeds $55.00, the number of Class B shares to be issued will be reduced so that the value of the consideration per Global share does not exceed $14.00.

In addition to cash and our Class B shares, Global shareholders will also receive a share in a new public company, which will receive $10 million in cash on closing out of funds of Global Copper, all of the assets and liabilities of Global Copper other than those related to the Relincho project, and a 1.5% net smelter return royalty in respect of the Relincho project, payable commencing in the fifth year after the start of commercial production.

The transaction values the Relincho project at $415 million. Assuming the transaction closes under the terms of the plan of arrangement, we expect to issue approximately 6.9 million Class B shares and to pay approximately $104 million in cash to Global’s shareholders. Pursuant to the adjustment mechanism described above, we will pay approximately $6.9 million (or the equivalent in Class B shares) for each $1 by which the 10-day VWAP of our Class B shares at closing is less than $45 per share.

Global shareholders are scheduled to meet to approve the transaction on July 25, 2008. All other conditions and regulatory approvals have been received.

35 Teck Cominco Limited 2008 Second Quarter News Release

Teck Cominco Limited Notes to Consolidated Financial Statements (Unaudited)

4.	INVESTMENTS

(Cdn $ in millions)	June 30, 2008		December 31, 2007
	Carrying Value	Fair Value	Carrying Value	Fair Value

Available-for-sale investments:
Marketable securities	$ 382	$ 382	$ 308	$ 308

Held for trading investments:
Warrants	1	1	1	1
	383	383	309	309
Investments accounted for under the equity method:
Fording Canadian Coal Trust (19.95% interest)	740		750
Galore Creek Partnership (50% interest)	269		214
Fort Hills Energy Limited Partnership (20% interest)	397		233
Minera Petaquilla (26% interest) (Note 3(b))	26		-
	1,412		1,197
	$ 1,815		$ 1,506

5.	ASSET IMPAIRMENT CHARGE

During the second quarter, we recorded an asset impairment charge of $12 million against our Lennard Shelf zinc mine in Western Australia due to continued operating losses.Subsequent to the quarter end, together with our partner Xstrata Zinc, we announced the closure of the Lennard Shelf mine. Liabilities for severance and other curtailment costs, which we do not expect to be material, will be recognized in the third quarter.

6.	OTHER ASSETS

	June 30	December 31
(Cdn $ in millions)	2008	2007

Restricted cash pledged as security	$ 156	$ 151
Pension assets	205	210
Future income and resource tax assets	46	70
Cajamarquilla contingent receivable, net of current portion of $20 million
(Note 13(d))	16	42
Long-term receivables	46	51
Other	65	68
	$ 534	$ 592

36 Teck Cominco Limited 2008 Second Quarter News Release

Teck Cominco Limited Notes to Consolidated Financial Statements (Unaudited)

7.	OTHER LIABILITIES

	June 30	December 31
(Cdn $ in millions)	2008	2007

Asset retirement obligations	$ 501	$ 492
Other environmental and post-closure costs	81	88
Pension and other employee future benefits	221	209
Defined benefit pension plans	34	35
Forward contracts, net of current portion of $34 million(Note 13(a))	45	78
Other	53	92
	$ 935	$ 994

8.	SUPPLEMENTARY CASH FLOW INFORMATION

	Three months ended June 30		Six months ended June 30
(Cdn $ in millions)	2008	2007	2008	2007

Income and resource taxes paid	$ 303	$ 370	$ 511	$ 816

Interest paid	$ 34	$ 38	$ 47	$ 49

9.	OTHER INCOME (EXPENSE)

	Three months ended June 30		Six months ended June 30
(Cdn $ in millions)	2008	2007	2008	2007

Interest income	$ 8	$ 57	$ 20	$ 122
Gain on sale of investments and assets	5	7	6	12
Foreign exchange gain (loss)	6	-	(1)	(1)
Reclamation expense for closed properties	(1)	(4)	(4)	(12)
Derivative gain (loss)	18	(5)	15	(7)
Other	(1)	(2)	(3)	(7)
	$ 35	$ 53	$ 33	$ 107

37 Teck Cominco Limited 2008 Second Quarter News Release

Teck Cominco Limited Notes to Consolidated Financial Statements (Unaudited)

10.	EMPLOYEE FUTURE BENEFITS EXPENSE

	Three months ended June 30		Six months ended June 30
(Cdn $ in millions)	2008	2007	2008	2007

Pension plans	$ 12	$ 9	$ 20	$ 19
Post-retirement benefit plans	7	7	15	15
	$ 19	$ 16	$ 35	$ 34

11.	SHAREHOLDERS’ EQUITY
a.	Components of shareholders’ equity
	June 30	December 31
(Cdn $ in millions)	2008	2007

Share capital	$ 3,287	$ 3,281
Contributed surplus	76	71

Accumulated comprehensive income
Retained earnings	5,659	5,038
Accumulated other comprehensive loss	(587)	(671)
	5,072	4,367
	$ 8,435	$ 7,719

b.	Stock-based compensation

During the first and second quarters of 2008 we granted 1,655,000 Class B subordinate voting share options to employees. These options have a weighted exercise price of $34.53, a term of 8 yearsand vest in equal amounts over 3 years. The weighted average fair value of Class B subordinate voting share options issued was estimated at $10.00 per share option at the grant date using the Black-Scholes option-pricing model. The option valuations were based on an average expected option life of 4.15 years, a risk-free interest rate of 6.35%, a dividend yield of 2.94% and an expected volatility of 31%.

During the first and second quarters of 2008, we issued 464,001 Deferred and Restricted Share Units to employees and directors. Deferred and Restricted Share Units issued vest immediately for directors and vest in three years for employees. The total number of deferred and restricted share units outstanding at June 30, 2008 was 1,508,199.

Stock-based compensation expense of $27 million (2007 - $15 million) was recorded for the six months ended June 30, 2008 in respect of all outstanding options and share units.

38 Teck Cominco Limited 2008 Second Quarter News Release

Teck Cominco Limited Notes to Consolidated Financial Statements (Unaudited)

11.	SHAREHOLDERS’ EQUITY, continued
c.	Share purchase program

We have a share purchase program that allows us to purchase up to 40 million of our outstanding Class B subordinate voting shares by way of a normal course issuer bid until March 10, 2009. Purchases, if any, are made at the prevailing market price of the Class B subordinate voting shares as traded on the Toronto Stock Exchange and any shares purchased are cancelled. During the second quarter of 2008, we did not purchase any Class B subordinate voting shares under this program.

12.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	June 30	December 31
(Cdn $ in millions)	2008	2007

Accumulated other comprehensive income (loss) at beginning of period	$ (671)	$ (95)
Other comprehensive income (loss) for the period	84	(576)

Accumulated other comprehensive loss at end of period	$ (587)	$ (671)

The components of accumulated other comprehensive income (loss) are:

	June 30	December 31
(Cdn $ in millions)	2008	2007

Currency translation adjustment	$ (591)	$ (695)
Unrealized gains (losses) on investments (net of tax of $6 and $9)	17	42
Unrealized gains (losses) on cash flow hedges (net of tax of $10 and $14)	(13)	(18)

	$ (587)	$ (671)

39 Teck Cominco Limited 2008 Second Quarter News Release

Teck Cominco Limited Notes to Consolidated Financial Statements (Unaudited)

13.	ACCOUNTING FOR FINANCIAL INSTRUMENTS

Our derivative positions at June 30, 2008 are as follows:

a.	Forward sales and purchase contracts

	2008	2009	2010	2011	Total	Fair Value

Zinc (millions of lbs)
Fixed forward sales contracts	29	57	57	57	200
Average price (US$/lb)	0.78	0.72	0.67	0.63	0.70	(42)

Zinc (millions of lbs) (i)
Fixed forward purchase contracts	13	-	-	-	13
Average price (US$/lb)	1.01	-	-	-	1.01	(2)

Gold (thousands of ozs)
Forward sale contracts	22	43	-	-	65
Average price (US$/oz)	350	350	-	-	350	(38)
						$ (82)

i.

From time-to-time, certain customers purchase refined metal products at fixed forward prices from the company’s smelter and refinery operations. The forward purchase commitments for these metal products are matched to these fixed price sales commitments to customers.

b.	Interest Rate Swap

We have an interest rate swap on our long-term debt whereby we have swapped a 7% interest rate on US$100 million to LIBOR plus 2.14%. The interest rate swap matures in September 2012 and has a fair value gain of $3 million as at June 30, 2008.

c.	Pricing adjustments

Sales of metals in concentrates are recognized in revenue on a provisional pricing basis when title transfers and the rights and obligations of ownership pass to the customer, which usually occurs on shipment. However, the final pricing for the product sold is not determined at that time as it is contractually linked to market prices at a subsequent date. These arrangements have the characteristics of a derivative instrument as the value of our receivable will vary as prices for the underlying commodities vary in the metal markets. The net income impact of gains and losses on these financial instruments is mitigated by smelter price participation, royalty interests, taxes and minority interests.

d.	Cajamarquilla

As a result of the sale of our Cajamarquilla zinc refinery in 2004, we are entitled to price participation payments linked to the price of zinc until 2009. The change in the expected value of these payments is linked to the forward curve for zinc and is recorded in our earnings as discontinued operations.

40 Teck Cominco Limited 2008 Second Quarter News Release

Teck Cominco Limited Notes to Consolidated Financial Statements (Unaudited)

13.	ACCOUNTING FOR FINANCIAL INSTRUMENTS, continued
e.	US dollar forward contracts

In July 2008, we entered into forward sales contracts to fix our US dollar exchange rate for a portion of our coal sales. These contracts total US$801 million, are at an average price of C$1.02 per US$1.00 and mature at varying dates to April 2009.

14.	CONTINGENCIES

We consider provisions for all our outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at June 30, 2008, or with respect to future claims, cannot be predicted with certainty.

Upper Columbia River Basin (Lake Roosevelt)

The litigation concerning historic discharges by Teck Cominco Metals Ltd. of smelter slag into the Upper Columbia River continues.

Following the denial of our petition for review by the U.S. Supreme Court in January 2008, the Lake Roosevelt litigation has reverted to the Federal District Court for Eastern Washington. The hearing of the first phase of the litigation dealing with issues associated with an EPA order issued in December, 2003 and withdrawn in June, 2008 has been set for August 12, 2008. We believe that many of the plaintiffs’ claims that were based on the U.S. EPA order were mooted by the agreement and withdrawal of the related enforcement order by the EPA. Any costs, penalties or damages that may be awarded in this phase of the trial are not expected to be material.

The second phase of the trial is expected to deal with liability and the plaintiff’s claims for natural resource damages and costs. This phase of the case has been deferred until the remedial investigation being conducted by TCML’s affiliate Teck Cominco American Incorporated has been substantially advanced or completed. Until such studies have been completed it is not possible to estimate the amount of the damages, if any, that the plaintiffs have sustained or may claim.

There can be no assurance that TCML will ultimately be successful in its defense of the litigation or that TCML or its affiliates will not be faced with further liability in relation to this matter. Until the studies contemplated by the Agreement are completed, it is not possible to estimate the extent and cost, if any, of remediation or restoration that may be required. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation should be undertaken. If remediation is required, the cost of remediation may be material.

41 Teck Cominco Limited 2008 Second Quarter News Release

Teck Cominco Limited Notes to Consolidated Financial Statements (Unaudited)

15.	SEGMENTED INFORMATION

We have six reportable segments: copper, zinc, coal, gold, energy and corporate based on the primary products we produce or are developing. The corporate segment includes all of our initiatives in other commodities, our corporate growth activities and groups that provide administrative, technical, financial and other support to all of our business units. Other corporate income (expense) includes general and administrative costs, research and development and other income (expense).

	Three months ended June 30, 2008
(Cdn $ in millions)	Copper	Zinc	Coal	Gold	Energy	Corporate	Total

Segmented revenues	$ 773	$ 534	$ 544	$ 65	$ -	$ -	$ 1,916
Less inter-segment revenues	-	(46)	-	-	-	-	(46)

Revenues	773	488	544	65	-	-	1,870

Operating profit	461	99	309	10	-	-	879
Interest expense	(3)	-	(1)	-	-	(13)	(17)
Exploration	(10)	(3)	-	(2)	-	(12)	(27)
Asset impairment charge	-	(12)	-	-	-	-	(12)
Other corporate income (expense)	16	-	-	(3)	-	(26)	(13)

Earnings (loss) before taxes, minority
interests, equity earnings and
discontinued operations	464	84	308	5	-	(51)	810

Capital expenditures	117	33	23	5	31	9	218

	Six months ended June 30, 2008
(Cdn $ in millions)	Copper	Zinc	Coal	Gold	Energy	Corporate	Total

Segmented revenues	$1,489	$1,185	$ 765	$ 126	$ -	$ -	$ 3,565
Less inter-segment revenues	-	(124)	-	-	-	-	(124)

Revenues	1,489	1,061	765	126	-	-	3,441

Operating profit	896	254	324	19	-	-	1,493
Interest expense	(8)	-	(1)	-	-	(28)	(37)
Exploration	(22)	(4)	-	(5)	-	(15)	(46)
Asset impairment charge	-	(12)	-	-	-	-	(12)
Other corporate income (expense)	17	(1)	-	(16)	-	(53)	(53)

Earnings (loss) before taxes, minority
interests, equity earnings and
discontinued operations	883	237	323	(2)	-	(96)	1,345

Total assets	6,929	2,980	1,525	349	732	1,671	14,186

Capital expenditures	201	50	41	10	34	14	350

42 Teck Cominco Limited 2008 Second Quarter News Release

Teck Cominco Limited Notes to Consolidated Financial Statements (Unaudited)

15.	SEGMENTED INFORMATION, continued

	Three months ended June 30, 2007
(Cdn $ in millions)	Copper	Zinc	Coal	Gold	Energy	Corporate	Total

Segmented revenues	$ 597	$ 746	$ 278	$ 45	$ -	$ -	$ 1,666
Less inter-segment revenues	-	(105)	-	-	-	-	(105)

Revenues	597	641	278	45	-	-	1,561

Operating profit	433	256	79	(4)	-	-	764
Interest expense	(2)	-	(1)	-	-	(18)	(21)
Exploration	(12)	(4)	-	(5)	-	(4)	(25)
Other corporate income (expense)	(2)	(5)	-	3	-	15	11

Earnings (loss) before taxes, minority
interests, equity earnings and
discontinued operations	417	247	78	(6)	-	(7)	729

Capital expenditures	47	37	8	10	48	1	151

	Six months ended June 30, 2007
(Cdn $ in millions)	Copper	Zinc	Coal	Gold	Energy	Corporate	Total

Segmented revenues	$ 1,020	$ 1,504	$ 512	$ 76	$ -	$ -	$ 3,112
Less inter-segment revenues	-	(211)	-	-	-	-	(211)

Revenues	1,020	1,293	512	76	-	-	2,901

Operating profit	725	522	143	(6)	-	-	1,384
Interest expense	(4)	-	(1)	-	-	(38)	(43)
Exploration	(22)	(6)	-	(12)	-	(5)	(45)
Other corporate income (expense)	(2)	(1)	-	(4)	-	44	37

Earnings (loss) before taxes, minority
interests, equity earnings and
discontinued operations	697	515	142	(22)	-	1	1,333

Total assets	1,647	4,266	1,352	370	248	2,712	10,595

Capital expenditures	91	72	13	16	70	8	270

16.	SEASONALITY OF SALES

Due to ice conditions, the port serving our Red Dog mine is normally only able to ship concentrates from July to October each year. As a result, zinc and lead concentrate sales volumes are generally higher in the third and fourth quarter of each year than in the first and second quarter.

TECK COMINCO LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2008

This discussion and analysis of financial condition and results of operations of Teck Cominco Limited is prepared as at July 23, 2008, and should be read in conjunction with the unaudited consolidated financial statements of Teck Cominco Limited and the notes thereto for the six months ended June 30, 2008 and with the audited consolidated financial statements of Teck Cominco Limited and the notes thereto for the year ended December 31, 2007. In this discussion, unless the context otherwise dictates, a reference to the company or us, we or our refers to Teck Cominco Limited and its subsidiaries including Teck Cominco Metals Ltd. and its subsidiaries. Additional information relating to the company, including the company’s annual information form, is available on SEDAR at www.sedar.com.

This discussion and analysis contains forward-looking statements. Please refer to the cautionary language on page25.

Earnings and Adjusted Earnings*

Net earnings from continuing operations were $504 million or $1.14 per share in the second quarter. Net earnings after a $7 million loss relating to discontinued operations were $497 million, or $1.12 per share in the second quarter. Earnings included negative after-tax pricing adjustments of $7 million related to a decline in zinc prices. Price adjustments for copper were not significant as copper prices remained relatively unchanged in the quarter. This compares with after-tax positive pricing adjustments of $37 million in the second quarter of 2007. In addition, we took a $12 million write-down against our Lennard Shelf assets. After adjusting for these items, net earnings were $507 million compared with adjusted net earnings of $440 million a year earlier. The table below shows the impact of these items, all on an after-tax basis.

	Three months ended June 30		Six months ended June 30
(in millions of dollars)	2008	2007	2008	2007

Net earnings as reported	$ 497	$ 485	$ 842	$ 845
Add (deduct):
Derivative (gains) losses, including
discontinued operations	(5)	(2)	(5)	29
Asset impairment charge (Lennard Shelf)	12	-	12	-
Asset sales and other	(4)	(6)	(12)	(10)
Tax rate adjustments	-	-	(11)	-
Adjusted net earnings	500	477	826	864

Pricing adjustments (note 1)	7	(37)	(67)	(23)

Comparative net earnings	$ 507	$ 440	$ 759	$ 841

(1)	See Financial Instruments and Derivatives section for further information.

_________________________

*

This news release refers to adjusted net earnings and comparative net earnings, which are not measures recognized under generally accepted accounting principles (GAAP) in Canada or the United States and do not have a standardized meaning prescribed by GAAP. We adjust net earnings as reported to remove the effect of unusual and/or non-recurring transactions in these measures. These measures may differ from those used by and may not be comparable to such measures as reported by other issuers. We disclose these measures, which have been derived from our financial statements and applied on a consistent basis, because we believe they are of assistance in understanding the results of our operations and financial position and are meant to provide further information about our financial results to shareholders.

1	Management’s Discussion and Analysis	Teck Cominco Limited

Divisional Results

In the second quarter, 53% of our operating profit was from our copper division, 35% was from our coal division and 11% from the zinc division. In the second quarter of 2007, 57% of our operating profit was from our copper division, 10% was from our coal division and 33% from the zinc division.

(in millions of dollars)	Revenues		Operating profit (loss)		EBITDA
	2008	2007	2008	2007	2008	2007

Copper	$ 773	$ 597	$ 461	$ 433	$ 484	$ 431
Zinc	488	641	99	256	95	280
Coal	544	278	309	79	392	100
Gold	65	45	10	(4)	16	5
Corporate	-	-	-	-	(46)	(46)
Total	$ 1,870	$ 1,561	$ 879	$ 764	$ 941	$ 770

Operating profit from our copper division was $461 million in the quarter compared with $433 million in the second quarter of 2007. The Quebrada Blanca, Andacollo and Duck Pond mines, acquired in August of 2007, contributed $123 million in operating profits in the second quarter. This was offset by a reduction in copper production at our Highland Valley Copper mine due to lower copper grades in the current phase of the mine life extension. In addition, in the second quarter of 2007 we recorded $55 million of positive pricing adjustments arising from changes in the copper price, compared with no significant price adjustments in the second quarter of 2008.

Our zinc division’s operating profit was $99 million in the quarter compared with $256 million in the second quarter of 2007. Operating profit decreased significantly as zinc prices declined by approximately 50% in Canadian dollar terms in the second quarter compared with the same period last year.

The Elk Valley Coal Partnership settled prices with its major customers for the 2008 coal year at an average price of US$275 per tonne compared with US$93 per tonne in 2007. Coal prices averaged US$204 per tonne in the second quarter as the new prices were phased in with carry over tonnage from the 2007 contracts. We reported operating profits of $309 million for our direct 40% interest in the Elk Valley Coal Partnership and equity earnings of $53 million in respect of our 20% interest in the Fording Canadian Coal Trust in the quarter.

The gold division’s operating profit was $10 million in the quarter compared with a $4 million operating loss in the second quarter of 2007. The increase in operating profit was due to higher gold prices and the contribution from our Pogo mine, which achieved commercial production in the second quarter of 2007.

2	Management’s Discussion and Analysis	Teck Cominco Limited

Our year-to-date divisional results are presented in the table below.

(in millions of dollars)	Revenues		Operating profit (loss)		EBITDA
	2008	2007	2008	2007	2008	2007

Copper	$ 1,489	$ 1,020	$ 896	$ 725	$ 930	$ 723
Zinc	1,061	1,293	254	522	285	543
Coal	765	512	324	143	421	175
Gold	126	76	19	(6)	19	(4)
Corporate	-	-	-	-	(88)	(83)
Total	$ 3,441	$ 2,901	$ 1,493	$ 1,384	$ 1,567	$ 1,354

Revenues

Revenues from operations were $1.9 billion in the second quarter of 2008, $309 million higher than the comparable period in 2007. The increase is primarily due to the three mines acquired on our acquisition of Aur Resources Inc. in August 2007 which contributed $258 million in revenues in the quarter and a $266 million increase in coal revenues as a result of higher coal prices and sales volumes. These increases were partially offset by the lower average zinc price and the effect of the stronger Canadian dollar.

Average Metal Prices and Exchanges Rates*

	Three months ended June 30			Six months ended June 30
	2008	2007	%Change	2008	2007	%Change

Copper (LME Cash - US$/pound)	3.83	3.47	+10%	3.68	3.08	+19%
Molybdenum (published price - US$/pound)	33	31	+6%	33	28	+18%
Zinc (LME Cash - US$/pound)	0.96	1.66	-42%	1.03	1.61	-36%
Lead (LME Cash - US$/pound)	1.05	0.99	+6%	1.18	0.90	+31%
Coal (realized - US$/tonne)	204	101	+102%	154	103	+50%
Gold (LME PM fix - US$/ounce)	897	668	+34%	912	659	+38%
Cdn/US exchange rate (Bank of Canada)	1.01	1.10	-8%	1.01	1.13	-11%

*

The average commodity prices disclosed above are provided for information only. Our actual revenues are determined using commodity prices and other terms and conditions specified in our various sales contracts with our customers. The molybdenum price is the major supplier selling price published in Platts Metals Week.

Sales of metals in concentrate are recognized in revenue on a provisional pricing basis when title transfers and the rights and obligations of ownership pass to the customer, which usually occurs upon shipment. However, final pricing is typically not determined until a subsequent date, often in the following quarter. Accordingly, revenue in a quarter is based on current prices for sales occurring in the quarter and ongoing pricing adjustments from sales that are still subject to final pricing. These pricing adjustments result in additional revenues in a rising price environment and reductions to revenue in a declining price environment. The extent of the pricing adjustments also takes into account the actual price participation terms as provided in the concentrate sales agreements. In the second quarter of 2008, we had negative pricing adjustments of $11 million ($7 million after minority interests, royalties and tax) compared with $60 million ($37 million after minority interests, royalties and tax) of positive final pricing adjustments in 2007. The 2008 amount is comprised of $3 million of pricing adjustments on sales from the previous quarter, and $8 million on sales that were initially recorded at the average price for the month of shipment and subsequently revalued to quarter end forward curve prices.

3	Management’s Discussion and Analysis	Teck Cominco Limited

At March 31, 2008, outstanding receivables included 111 million pounds of copper provisionally valued at an average of US$3.83 per pound and 149million pounds of zinc valued at an average of US$1.05 per pound. There were no outstanding lead receivables at March 31, 2008. During the second quarter of 2008, 99million pounds of copper included in the March 31, 2008 receivables were settled at an average final price of US$3.85 per pound, and 149 million pounds of zinc were settled at an average final price of US$0.99 per poundresulting in negative after-tax pricing adjustments of C$2 million ($3million before-tax) in the quarter. Net negative after-tax pricing adjustments on current quarter sales were C$5 million. At June 30, 2008, outstanding receivables included 131 million pounds of copper provisionally valued at an average of US$3.91 per pound, 126million pounds of zinc valued at an average of US$0.84 per pound and 11 million pound of lead valued at an average of US$0.79 per pound.

Cash Flow from Operations

Cash flow from operations was $500 million in the second quarter compared with $193 million in the same period last year. The increase in cash flow was primarily due to higher operating profits from our copper and coal divisions. In addition, in the second quarter of 2007 cash flow was substantially reduced by unusually large final tax and royalty payments relating to record earnings from 2006.

4	Management’s Discussion and Analysis	Teck Cominco Limited

DIVISIONAL RESULTS

The table below shows our share of production and sales of our major commodities.

	Units (000's)	Production				Sales
		Second Quarter		Year-to-date		Second Quarter		Year-to-date
		2008	2007	2008	2007	2008	2007	2008	2007

Principal products
Copper contained
in concentrate	tonnes	52	53	97	106	53	55	96	105
Copper cathodes	tonnes	27	-	53	-	27	-	52	-
Refined zinc	tonnes	61	74	135	149	69	77	142	143
Zinc contained
in concentrate	tonnes	171	176	346	344	120	104	255	257
Gold	ounces	69	73	135	133	73	65	142	122
Metallurgical coal
Direct share	tonnes	2,601	2,496	4,958	4,542	2,630	2,515	4,933	4,407
Indirect share	tonnes	781	326	1,488	593	789	329	1,480	576
		3,382	2,822	6,446	5,135	3,419	2,844	6,413	4,983

Major by-products
Molybdenum contained
in concentrate	pounds	1,707	1,549	3,328	2,871	2,174	1,688	3,765	3,486
Refined lead	tonnes	20	20	46	42	21	21	45	41
Lead contained
in concentrate	tonnes	35	34	74	68	5	1	8	9

(1)

In August 2007, we acquired the Quebrada Blanca, Andacollo and Duck Pond mines as a result of our acquisition of Aur Resources Inc. Quebrada Blanca and Andacollo produce cathode copper. Duck Pond produces copper and zinc concentrates.

(2)	In April 2007, our Lennard Shelf zinc mine and Pogo gold mine achieved commercial production.
(3)

The direct share of coal production includes our 40% proportionate share of production from the Elk Valley Coal Partnership. Fording Canadian Coal Trust (Fording) owns the remaining 60% interest in Elk Valley Coal. The indirect share of coal production is the pro rata share of production represented by our investment in units of Fording. We owned approximately 9% of Fording from February 28, 2003 to September 27, 2007 and on September 27, 2007 increased our interest in Fording to 19.95%.

(4)

We include 100% of production and sales from our Highland Valley Copper, Quebrada Blanca and Andacollo mines in our production and sales volumes, even though we own 97.5%, 76.5% and 90%, respectively, of these operations, because we fully consolidate their results in our financial statements. These figures include only our proportionate share of production and sales from Antamina, Lennard Shelf and our gold operations.

5	Management’s Discussion and Analysis	Teck Cominco Limited

REVENUES, OPERATING PROFIT AND EBITDA

QUARTER ENDED JUNE 30

Our revenue, operating profit and EBITDA by division is summarized in the table below:

($ in millions)	Revenues		Operating Profit (loss) (note 3)		EBITDA (note 4)
	2008	2007	2008	2007	2008	2007

Copper
Highland Valley Copper	$ 259	$ 364	$ 160	$ 258	$ 166	$ 262
Antamina	256	233	178	175	187	183
Quebrada Blanca (note 1)	190	-	92	-	82	-
Andacollo (note 1)	43	-	24	-	25	-
Duck Pond (note 1)	25	-	7	-	18	-
Corporate and other	-	-	-	-	6	(14)
	773	597	461	433	484	431

Zinc
Trail (including power sales)	402	531	52	118	65	129
Red Dog	97	176	50	119	53	128
Pend Oreille	13	21	(4)	1	-	7
Lennard Shelf (note 2)	11	6	(11)	3	(21)	4
Corporate and other	11	12	3	3	(11)	-
Inter-segment sales	(46)	(105)	9	12	9	12
	488	641	99	256	95	280

Coal
Elk Valley Coal	544	278	309	79	316	90
Fording Canadian Coal Trust	-	-	-	-	76	10
	544	278	309	79	392	100

Gold
Pogo (note 2)	31	17	6	-	14	6
Hemlo	34	28	4	(4)	7	1
Corporate and other	-	-	-	-	(5)	(2)
	65	45	10	(4)	16	5

Corporate	-	-	-	-	(46)	(46)

TOTAL	$ 1,870	$ 1,561	$ 879	$ 764	$ 941	$ 770

(1)	In August 2007, we acquired the Quebrada Blanca, Andacollo and Duck Pond mines as a result of our acquisition of Aur Resources Inc. Results from these operations are effective from August 22, 2007.
(2)	Lennard Shelf and Pogo operations began commercial production starting April 1, 2007 and results from operations are included in earnings from that date.
(3)	After depreciation and amortization.
(4)

EBITDA is our earnings before interest income and expense, income taxes and depreciation and amortization. Income taxes include the taxes in minority interests, equity earnings (loss), and earnings (loss) from discontinued operations.

6	Management’s Discussion and Analysis	Teck Cominco Limited

REVENUES, OPERATING PROFIT AND EBITDA

SIX MONTHS ENDED JUNE 30

Our revenue, operating profit and EBITDA by division is summarized in the table below:

($ in millions)	Revenues		Operating Profit (loss) (note 3)		EBITDA (note 4)
	2008	2007	2008	2007	2008	2007

Copper
Highland Valley Copper	$ 529	$ 625	$ 349	$ 436	$ 358	$ 442
Antamina	446	395	325	289	339	305
Quebrada Blanca (note 1)	361	-	164	-	144	-
Andacollo (note 1)	88	-	42	-	47	-
Duck Pond (note 1)	65	-	16	-	37	-
Corporate and other	-	-	-	-	5	(24)
	1,489	1,020	896	725	930	723

Zinc
Trail (including power sales)	843	1,017	116	238	141	261
Red Dog	267	422	137	265	156	288
Pend Oreille	30	37	(2)	-	4	11
Lennard Shelf (note 2)	23	6	(10)	3	(18)	4
Corporate and other	22	22	4	3	(7)	(34)
Inter-segment sales	(124)	(211)	9	13	9	13
	1,061	1,293	254	522	285	543

Coal
Elk Valley Coal	765	512	324	143	342	162
Fording Canadian Coal Trust	-	-	-	-	79	13
	765	512	324	143	421	175

Gold
Pogo (note 2)	63	17	12	-	27	6
Hemlo	63	59	7	(6)	13	6
Corporate and other	-	-	-	-	(21)	(16)
	126	76	19	(6)	19	(4)

Corporate	-	-	-	-	(88)	(83)

TOTAL	$ 3,441	$ 2,901	$ 1,493	$ 1,384	$ 1,567	$ 1,354

(1)	In August 2007, we acquired the Quebrada Blanca, Andacollo and Duck Pond mines as a result of our acquisition of Aur Resources Inc. Results from these operations are effective from August 22, 2007.
(2)	Lennard Shelf and Pogo operations began commercial production starting April 1, 2007 and results from operations are included in earnings from that date.
(3)	After depreciation and amortization.
(4)

EBITDA is our earnings before interest income and expense, income taxes and depreciation and amortization. Income taxes include the taxes in minority interests, equity earnings (loss), and earnings (loss) from discontinued operations.

7	Management’s Discussion and Analysis	Teck Cominco Limited

COPPER

Highland Valley Copper (97%)

Operating results at the 100% level are summarized in the following table:

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007

Tonnes milled (000's)	10,924	9,610	21,383	19,514

Copper
Grade (%)	0.31	0.40	0.31	0.40
Recovery (%)	84.3	91.6	83.7	92.0
Production (000's tonnes)	28.1	35.6	54.7	72.7
Sales (000's tonnes)	28.2	40.8	53.8	75.4

Molybdenum
Production (million pounds)	0.9	0.8	1.7	1.8
Sales (million pounds)	1.0	1.0	1.8	2.0

Cost of sales ($ millions)
Operating costs	$ 80	$ 86	$ 144	$ 152
Distribution costs	$ 7	$ 9	$ 14	$ 17

Operating profit ($ millions)	$ 160	$ 258	$ 349	$ 436

Highland Valley Copper’s operating profit declined to $160 million in the second quarter compared with $258 million in the same period last year. Pricing adjustments were not significant in the quarter compared with $30 million of positive pricing adjustments in the second quarter of 2007. Operating profits before pricing adjustments, declined from a year ago due mainly to sales volumes, which decreased by 31% compared with 2007 as a result of reduced production levels as described below.

Highland Valley’s mine life extension project is progressing as planned with the commissioning of new equipment on site during the quarter. During the current phase of the mining plan, a greater proportion of ore is being mined from the lower grade Lornex pit compared with 2007. Lornex ore accounted for 49% of the mill throughput in the second quarter compared with 7%in the same period last year. This resulted in significantly lower ore grades of 0.31% in the second quarter compared with 0.40% last year. Mill recoveries were also lower in the second quarter as a high clay content in the area of the Lornex pit currently being mined significantly reduced copper recoveries. As a result, copper production declined by 21% to 28,100 tonnes in the second quarter compared with the same period last year. Mill recoveries are gradually expected to return to near historical levels by the third quarter of 2009, with copper grades approximating 0.33%.

8	Management’s Discussion and Analysis	Teck Cominco Limited

Antamina (22.5%)

Operating results at the 100% level are summarized in the following table:

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007

Tonnes milled (000's)
Copper-only ore	4,950	4,883	8,842	9,060
Copper-zinc ore	2,779	3,150	5,405	6,814

	7,729	8,033	14,247	15,874
Copper
Grade (%) (note 1)	1.38	1.16	1.30	1.13
Recovery (%)	90.2	88.4	90.1	87.8
Production (000's tonnes)	94.5	81.0	168.6	155.4
Sales (000's tonnes)	103.0	63.7	165.7	139.1

Zinc
Grade (%) (note 1)	3.74	3.32	3.67	2.84
Recovery (%)	86.8	88.0	87.6	86.4
Production (000's tonnes)	91.4	97.1	169.0	169.3
Sales (000's tonnes)	102.5	106.6	160.5	160.7

Molybdenum
Production (million pounds)	3.8	3.2	7.6	5.1
Sales (million pounds)	5.4	3.1	8.9	7.0

Cost of sales (US$ millions)
Operating costs	$ 126	$ 92	$ 211	$ 182
Distribution costs	$ 51	$ 23	$ 73	$ 42
Royalties and other costs (note 2)	$ 79	$ 72	$ 132	$ 103

Our 22.5% share of operating profit ($ millions)	$ 178	$ 175	$ 325	$ 289

(1)	Copper ore grades and recoveries apply to all of the processed ores. Zinc ore grades and recoveries apply to copper-zinc ores only.
(2)	In addition to royalties paid by Antamina, we also pay a royalty to the vendor of our interest in Antamina equivalent to 7.4% of our share of cash flow distributed by the mine.

Our share of Antamina’s operating profit of $178 million in the second quarter was similar to a year ago. There were no significant pricing adjustments in the second quarter of 2008 compared with positive pricing adjustments of $25 million in 2007. Higher copper sales volumes were offset by lower zinc prices, higher operating costs and the effect of the stronger Canadian dollar.

Mitigation measures that were undertaken to lessen the effect of the main grinding mill (SAG mill) problems that arose in the fourth quarter of 2007, including reducing the speed and voltage, have been successful with no major unplanned downtime during the quarter. Mill throughput in the second quarter was 4% lower than the same period last year primarily as a result of the reduced SAG mill speed. The start-up and commissioning of a new pebble crushing plant was completed during the second quarter and is expected to help increase throughput and recoveries going forward.

Despite lower mill throughput, copper production increased 17% compared to last year due mainly to higher copper ore grades. Production of zinc in the second quarter was slightly less than last year due to lower mill throughput and recovery, offset by higher zinc ore grades.

9	Management’s Discussion and Analysis	Teck Cominco Limited

Quebrada Blanca (76.5%)

Operating results at the 100% level are summarized in the followingtable:

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007

Tonnes placed (000's)
Heap leach ore	1,958	-	3,627	-
Dump leach ore	2,082	-	4,582	-

	4,040	-	8,209	-
Grade (TCu%) (note 1)
Heap leach ore	1.38	-	1.30	-
Dump leach ore	0.60	-	0.62	-

Production (000's tonnes)
Heap leach ore	16.5	-	32.0	-
Dump leach ore	5.0	-	10.4	-

	21.5	-	42.4	-

Sales (000's tonnes)	22.1	-	42.0	-

Cost of sales (US$ million)
Operating costs	$ 60	-	$ 113	-
Inventory adjustments (note 2)	$ 10	-	$ 33	-
Distribution costs	$ 2	-	$ 4	-
	`
Operating profit ($ millions) (note 3)	$ 92	-	$ 164	-

(1)	TCu% is the percent assayed total copper grade.
(2)	Inventory adjustments consist of mark-to-market adjustments of work in process inventory at the time of the acquisition of the mine, which are being charged to earnings as the inventory is sold.
(3)	Results do not include a provision for the minority interests’ 23.5% share of Quebrada Blanca.
(4)	In August 2007, we acquired the Quebrada Blanca mine as a result of our acquisition of Aur Resources Inc.

Quebrada Blanca’s operating profit was $92 million in the second quarter. There were minimal pricing adjustments in the quarter, as copper prices remained relatively unchanged. Copper production was slightly above expected levels at 21,500 tonnes and sales volumes were 22,100 tonnes.

An advanced scoping study for the proposed Quebrada Blanca expansion project began in early June. The study is expected to be completed in the first quarter of 2009 and to be followed by a project feasibility study.

10	Management’s Discussion and Analysis	Teck Cominco Limited

Carmen de Andacollo (90%)

Operating results at the 100% level are summarized in the followingtable:

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007

Tonnes placed (000's)
Heap leach ore	960	-	1,853	-
Dump leach ore	50	-	265	-

	1,010	-	2,118	-
Grade (TCu%) (note 1)
Heap leach ore	0.66	-	0.64	-
Dump leach ore	0.27	-	0.25	-

Production (000's tonnes)
Heap leach ore	3.9	-	7.7	-
Dump leach ore	1.3	-	2.7	-

	5.2	-	10.4	-

Sales (000's tonnes)	5.0	-	10.3	-

Cost of sales (US$ million)
Operating costs	$ 11	-	$ 23	-
Inventory adjustments (note 2)	$ 2	-	$ 8	-
Distribution costs	$ 1	-	$ 2	-

Operating profit ($ millions) (note 3)	$ 24	-	$ 42	-

(1)	TCu% is the percent assayed total copper grade.
(2)	Inventory adjustments consist of mark-to-market adjustments of work in process inventory at the time of the acquisition of the mine, which are being charged to earnings as the inventory is sold.
(3)	Results do not include a provision for the minority interests’ 10% share of Andacollo.
(4)	In August 2007, we acquired the Carmen de Andacollo mine as a result of our acquisition of Aur Resources Inc.

Andacollo’s operating profit was $24 million in the second quarter. Pricing adjustments in the quarter were not significant, as copper prices remained relatively unchanged during the quarter. Copper production was 5,200 tonnes in the second quarter, the same as the first quarter and similar to expected levels.

The development of Andacollo’s concentrate project is progressing as expected with production start up scheduled for 2010. The development consists of the construction of a 55,000 tonne per day concentrator and tailings facility and is expected to produce 81,000 tonnes (178 million pounds) of copper and 66,000 ounces of gold in concentrate annually over the first 10 years of the project. Detailed engineering on the project is complete. Mass earthworks for the process facilities are complete and concrete work has commenced. The starter dam for initial tailings placement is also complete. The capital cost forecast for the project is US$410 million using a US$1 = 535 Chilean pesos exchange rate. The increase from our prior estimate of US$380 million was due mainly to scope changes and escalation related to the cost of labour and commodities.

11	Management’s Discussion and Analysis	Teck Cominco Limited

Duck Pond (100%)

Duck Pond’s operating profit was $7 million in the second quarter. Copper and zinc production improved in the quarter to 3,700 tonnes and 5,100 tonnes of contained metal respectively as a result of higher ore grades and improved mill recoveries.

Sales volumes were lower than production volumes at 2,400 tonnes of copper and 2,300 tonnes of zinc sold in the second quarter, due to the timing of shipments.

The mine operated at near design capacity in the second quarter. Ore grades and mill recoveries were at expected levels, although mill throughput was lower than expected due to the ramp-up of underground development.

Development Projects

Relincho

In April we announced an agreement to acquire the Relincho copper project in Chile by way of a plan of arrangement involving Global Copper Corp., the owner of the project. Global Copper shareholders are scheduled to meet to approve the transaction on July 25, 2008. All other conditions and regulatory approvals have been received.

The Relincho project is located approximately 660 kilometres north of Santiago. It consists of a large Andean style copper/molybdenum porphyry system and, based on Global Copper’s published resource estimate, is expected to increase our measured and indicated copper resources by approximately 25% on a contained copper basis.

Under the plan of arrangement, Global shareholders will receive $12 or 0.26667 of a Teck Class B subordinate voting share for each Global common share, subject to pro-ration. At full pro-ration, Global shareholders would receive $3.00 in cash and 0.2 of a Class B share per Global Copper common share. If the 10-day Volume Weighted Average Price (VWAP) of our Class B shares at closing is less than $45 per share, we will pay additional consideration, either in cash or Class B shares at our option, such that the consideration payable for each Global share has a value of $12.00. If at closing the 10-day volume weighted average price of our Class B shares exceeds $55.00, the number of Class B shares to be issued will be reduced so that the value of the consideration per Global share does not exceed $14.00.

In addition to cash and our Class B shares, Global shareholders will also receive a share in a new public company, which will receive $10 million in cash on closing out of funds of Global Copper, all assets and liabilities of Global Copper other than those related to the Relincho project, and a 1.5% net smelter return royalty in respect of the Relincho project, payable commencing in the fifth year after the start of commercial production.

The transaction values the Relincho project at $415 million. Assuming the transaction closes under the terms of the plan of arrangement, we expect to issue approximately 6.9 million Class B shares and pay approximately $104 million in cash to Global’s shareholders. Pursuant to the adjustment mechanism described above, we will pay approximately $6.9 million (or the equivalent in Class B shares) for each $1 by which the 10-day VWAP of our Class B shares at closing is less than $45 per share.

12	Management’s Discussion and Analysis	Teck Cominco Limited

Petaquilla

On July 6, 2008 Inmet Mining Corporation (Inmet), which owns 48% of Minera Petaquilla S.A. (MPSA), the Panamanian company that holds the Petaquilla concession, publically announced its intention to make an offer to acquire all of the outstanding common shares of Petaquilla Copper Ltd., which owns a 26% interest in MPSA. Following the announcement, Inmet stated that, if its offer is successful, it intends to terminate the arbitration proceedings commenced by Petaquilla Copper on April 29, 2008 that seek to set aside our acquisition of the 26% equity interest in MPSA that we earned as a result of our March 26, 2008 decision to proceed with the Petaquilla project.

Under the terms of our previously announced agreement with Inmet, at the earlier of September 30, 2009 or the date on which Inmet has funded at least US$50 million in project costs, we must elect whether to continue participating in the project. Inmet assumed interim operatorship of the project on April 1, 2008 and is funding all project related costs. At this point it is uncertain when Inmet’s aggregate funding will reach US$50 million.

Galore Creek

At Galore Creek, we have substantially completed demobilization activities and the property is now on care and maintenance. Studies to re-evaluate and optimize the project to determine whether it can become a viable operating mine are on-going and we remain hopeful that an alternative development strategy can be identified. There can be no assurance that this work will result in a commercially viable project or that a future write-down of our investment will not be required.

13	Management’s Discussion and Analysis	Teck Cominco Limited

ZINC

Trail (100%)

Operating results at the 100% level are summarized in the followingtable:

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007

Metal production
Zinc (000's tonnes)	61.5	74.4	135.2	149.1
Lead (000's tonnes)	20.5	20.3	46.1	41.8

Metal sales
Zinc (000's tonnes)	68.6	76.6	141.6	142.6
Lead (000's tonnes)	21.2	21.2	44.9	40.9

Power
Surplus power sold (gigawatt hours)	314	374	503	622
Power price (US$/megawatt hour)	$ 62	$ 46	$ 67	$ 47

Cost of sales ($ millions)
Concentrates	$ 221	$ 291	$ 475	$ 541
Operating costs	$ 90	$ 86	$ 176	$ 168
Distribution costs	$ 27	$ 24	$ 52	$ 46

Operating profit ($ millions)
Metal operations	$ 35	$ 103	$ 90	$ 213
Power sales	$ 17	$ 15	$ 26	$ 25
	$ 52	$ 118	$ 116	$ 238

Operating profit from Trail metal operations declined to $35 millionin the second quarter from $103 million in the same period last year due mainly to significantly lower zinc prices and the effect of the stronger Canadian dollar.

Refined zinc production in the second quarter decreased by 17% from the second quarter of 2007 to 61,500 tonnes. Production was affected by a series of technical problems in the leaching/purification area. These problems were resolved in the early part of July. Refined lead production remained similar to last year.

Operating profit from surplus power sales in the second quarter of $17 million was similar to a year ago. Power prices were strong in the second quarter and averaged US$62 per megawatt hour compared with US$46 per megawatt hour in the same period last year. The higher price was partly offset by a stronger Canadian dollar. Power sales volumes were lower than in the same period last year because low load power prices were below the cost of generation and transmission during the peak spring runoff resulting in less generation at the Waneta dam.

In early June, Trail operations reached a new four-year collective agreement with unionized employees that expires on May 31, 2012. The new agreement provided for wage increases, improvements in basic pension benefits, enhancements to a number of other benefits and a signing bonus for each employee. Trail’s earnings for the quarter reflect a $6 million charge for the signing bonus.

14	Management’s Discussion and Analysis	Teck Cominco Limited

Production levels in the third quarter will be affected by annual maintenance shutdowns. We may also curtail production for short periods to take advantage of high spot energy prices on a daily basis.

Upper Columbia River Basin (Lake Roosevelt)

The litigation concerning historic discharges by Teck Cominco Metals Ltd. of smelter slag into the Upper Columbia River continues.

Following the denial of our petition for review by the U.S. Supreme Court in January 2008, the Lake Roosevelt litigation has reverted to the Federal District Court for Eastern Washington. The hearing of the first phase of the litigation dealing with issues associated with an EPA order issued in December, 2003 and withdrawn in June, 2008 has been set for August 12, 2008. We believe that many of the plaintiffs’ claims that were based on the U.S. EPA order were mooted by the agreement and withdrawal of the related enforcement order by the EPA. Any costs, penalties or damages that may be awarded in this phase of the trial are not expected to be material.

The second phase of the trial is expected to deal with liability and the plaintiff’s claims for natural resource damages and costs. This phase of the case has been deferred until the remedial investigation being conducted by TCML’s affiliate Teck Cominco American Incorporated has been substantially advanced or completed. Until such studies have been completed it is not possible to estimate the amount of the damages, if any, that the plaintiffs have sustained or may claim.

There can be no assurance that TCML will ultimately be successful in its defense of the litigation or that TCML or its affiliates will not be faced with further liability in relation to this matter. Until the studies contemplated by the Agreement are completed, it is not possible to estimate the extent and cost, if any, of remediation or restoration that may be required. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation should be undertaken. If remediation is required, the cost of remediation may be material.

15	Management’s Discussion and Analysis	Teck Cominco Limited

Red Dog (100%)

Operating results at the 100% level are summarized in the followingtable:

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007

Tonnes milled (000's)	749	797	1,524	1,687

Zinc
Grade (%)	20.5	20.6	20.9	20.1
Recovery (%)	84.8	86.4	84.3	84.7
Production (000's tonnes)	130.0	142.0	268.5	286.7
Sales (000's tonnes)	76.3	71.1	179.7	206.0

Lead
Grade (%)	6.2	6.0	6.7	5.9
Recovery (%)	68.8	65.5	65.9	64.8
Production (000's tonnes)	31.8	31.6	67.3	64.1
Sales (000's tonnes)	2.8	-	2.8	6.7

Cost of sales (US$ millions)
Operating costs	$ 25	$ 23	$ 45	$ 58
Distribution costs	$ 14	$ 10	$ 32	$ 31
Royalties (NANA and State)	$ 6	$ 13	$ 35	$ 28

Operating profit ($ millions)	$ 50	$ 119	$ 137	$ 265

Red Dog’s operating profit, before pricing adjustments, declined to $55 millionin the second quarter compared with $114 million in the same period last year. The decline in operating profit was due mainly to significantly lower zinc prices and the effect of the stronger Canadian dollar. Negative pricing adjustments of $5 million were recorded in the second quarter compared with $5 million of positive pricing adjustments in the second quarter of 2007.

Zinc production in the second quarter decreased by 8% to 130,000 tonnes compared with the same period last year due to unanticipated scaling in generator cooling lines resulting in an extended maintenance shutdown and lower recoveries as a result of ore characteristics.

Zinc sales volumes in the second quarter, usually the lowest quarter due to the seasonality of shipments, were approximately 13% of the total estimated annual sales volumes. Sales in the first half of 2007 represented approximately 32% of planned sales for the year.

The 2008 shipping season commenced on July 11, 2008 with planned shipments of 970,000 tonnes of zinc concentrate and 240,000 tonnes of lead concentrate, approximately 9% less than last year’s record shipped tonnage. Zinc sales volumes in the third and fourth quarter of 2008 are estimated to be 240,000 tonnes and 155,000 tonnes of metal in concentrate, respectively.

We continue to work towards the approval of a Supplemental Environmental Impact Statement (SEIS) for the Aqqaluk deposit, the next ore body scheduled to be developed by Red Dog. The mine’s effluent discharge permit will be renewed in conjunction with the SEIS. In the interim, we are working with NANA and the EPA to ensure that the mine can discharge sufficient water to maintain a reasonable water balance in the tailings impoundment under its existing water discharge permit.

16	Management’s Discussion and Analysis	Teck Cominco Limited

During the quarter, we entered into a Memorandum of Understanding (MOU) with the plaintiffs from the Village of Kivalina (Adams, et al v. Teck Cominco Alaska Inc.) who had filed a complaint alleging violations of the Clean Water Act relating to discharge limits set by the current permits. If accepted by the Court, the terms of the MOU will lead to a consent decree, settling the case. The terms of the settlement are confidential and not material to us.

Other Zinc Mines

Our 100% owned Pend Oreille mine incurred an operating loss of $4 million in the second quarter compared with an operating profit of $1 million in the second quarter of 2007. The operating loss was the result of lower zinc prices and negative pricing adjustments of $2 million. Zinc production was at expected levels at 9,400 tonnes in the second quarter compared with 7,000 tonnes in the same period last year. Larger stopes and improved productivity account for the increased production.

On July 14, 2008, together with our partner Xstrata Zinc, we announced the closure of the Pillara zinc mine at Lennard Shelf in Western Australia. Operations are expected to cease by early August. Our 50% share of Lennard Shelf’s operating loss was $11 million in the second quarter with the mine producing 13,300 tonnes of zinc and 3,500 tonnes of lead. A write-down of production inventory totalling $6 million accounted for one-half of this loss.

The mine became uneconomic primarily due to the sharp decline in zinc and lead prices compounded by the appreciation of the Australian dollar. Higher energy and labour costs and lower than planned production have also contributed to rendering the project uneconomic. Year to date zinc production was 25,000 tonnes of metal in concentrate.

As we no longer expect to recover our full carrying values, we have written-down the mine assets by $12 million. Liabilities for severance and other curtailment costs, which we do not expect to be material, will be recognized in the third quarter.

17	Management’s Discussion and Analysis	Teck Cominco Limited

COAL

Elk Valley Coal Partnership (40% direct; 52% direct and indirect)

Operating results at the 100% level are summarized in the followingtable:

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007

Production (000's tonnes)	6,504	6,241	12,396	11,355

Sales (000's tonnes)	6,575	6,287	12,333	11,018

Average sale price
US$/tonne	$ 204	$ 101	$ 154	$ 103
C$/tonne	$ 207	$ 111	$ 155	$ 116

Operating expenses (C$/tonne)
Cost of product sold	$ 45	$ 41	$ 46	$ 43
Transportation	$ 39	$ 35	$ 38	$ 36

Our 40% share of operating profit ($ millions)	$ 309	$ 79	$ 324	$ 143

Our 40% share of Elk Valley Coal’s operating profit in the second quarter increased significantly to $309million compared with $79 million in 2007. The increase in operating profit was due to a 5% increase in sales volumes and a substantial increase in the 2008 coal prices, as prices averaged US$204 per tonne in the second quarter compared with US$101 per tonne in 2007. Approximately one-third of the sales volume for the second quarter of 2008 was carryover tonnage. The higher average coal price was partially offset by the effect of the stronger Canadian dollar, an increase in operating costs and higher transportation costs which are partly tied to the coal price.

Coal production in the second quarter of 2008 increased by 4% to 6.5 million tonnes compared with the same period last year. Coal sales of 6.6 million tonnes in the second quarter were similar to production levels and 5% higher than a year ago.

The unit cost of product sold increased to $45 per tonne compared with $41 per tonne for the second quarter of 2007. Significant inflation in mining input costs, including a significant increase in the price of diesel fuel, has increased the unit cost of product sold. For the remainder of 2008, unit cost of product sold is expected to be significantly higher than comparative quarters in 2007.

Unit transportation costs in the second quarter increased by 11% to $39 per tonne due primarily to the coal price participation provisions contained in certain port loading contracts with Westshore Terminals as well as an increase in contractual rail rates.

For the 2008 calendar year, Elk Valley Coal’s sales volumes are expected to be in the range of 23 to 25 million tonnes. Third quarter results will reflect lower production levels than the second quarter due to normal seasonality resulting from planned summer maintenance shutdowns.

In July we entered into forward sales contracts totalling US$801 million to fix our US dollar exchange rate for a significant portion of our share of Elk Valley coal sales. These contracts are at an average price of C$1.02 per US$1.00, and mature at varying dates to April 2009.Coal prices for the 2008 coal year were set in the second quarter in US dollar terms. These US dollar forward sales contracts effectively fix a significant portion of our coal sales in Canadian dollar terms.

18	Management’s Discussion and Analysis	Teck Cominco Limited

GOLD

Pogo (40%)

Operating results at the 100% level are summarized in the followingtable:

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007

Tonnes milled (000's)	184	191	376	297
Grade (grams/tonne)	16.9	15.0	16.3	15.1
Mill recovery (%)	83.8	83.5	84.7	84.0
Production (000's ounces)	84	77	167	121
Sales (000's ounces)	86	57	172	92
Cash operating cost per ounce (US$)	$ 505	$ 460	$ 526	N/A
Our 40% share of operating profit ($ millions)	$ 6	$ -	$ 12	$ -

(1)	Operating results prior to April 1, 2007 the date the operation achieved commercial production were capitalized as start-up costs.

Our 40% share of Pogo’s operating profit was $6 million in the second quarter compared with break-even results in the second quarter of 2007 when Pogo achieved commercial production. Gold sales of 86,000 ounces in the quarter were realized at an average price of US$898 per ounce. Our target for gold production for the year of 340,000 ounces remains unchanged from our previous guidance.

Operating costs are expected to remain near current levels during the balance of 2008.

Hemlo Mines (50%)

Operating results at the 100% level are summarized in the followingtable:

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007

Tonnes milled (000's)	676	737	1,351	1,454
Grade (grams/tonne)	3.2	3.6	3.1	3.6
Mill recovery (%)	93.9	93.8	94.0	93.7
Production (000's ounces)	66	79	127	157
Sales (000's ounces)	73	77	136	159
Cash operating cost per ounce (US$)	$ 692	$ 612	$ 695	$ 575
Our 50% share of operating profit (loss) ($ millions)	$ 4	$ (4)	$ 7	$ (6)

Our 50% share of Hemlo’s operating profit was $4 million in the second quarter compared with an operating loss of $4 million in 2007. The improved results were due to higher gold prices. The average realized gold price in the second quarter was US$899 per ounce compared with US$668 per ounce in 2007.

19	Management’s Discussion and Analysis	Teck Cominco Limited

Gold production of 66,000 ounces was 16% lower than last year due to lower mill throughput and feed grades. Gold production for the remainder of the year is expected to be consistent with the first half of 2008, as, going forward, less mill feed is coming from the higher grade underground workings as compared with 2007.

Cost cutting measures implemented in late 2007 helped to reduce total operating costs in the second quarter. However, due to the decline in gold production and the effect of the strong Canadian dollar, cash operating costs increased in the second quarter 2008.

ENERGY

Fort Hills Project

At our Fort Hills oil sands project in Alberta, work continues with the Front End Engineering and Design (FEED) stage of project development, which is expected to be completed in the third quarter of 2008.  The regulatory hearing on the Sturgeon upgrader was convened in late June/early July.  As part of the FEED program the cost estimate for the project is being reviewed. The Partnership’s investment decision whether to proceed with the project is expected in the fourth quarter of 2008 after we have completed the cost estimate review and assessed the regulatory requirements of the project. Industry wide cost pressures are impacting Fort Hills, but the Partnership is working to contain those costs. We expect the mine will start up in late 2011 and the upgrader in 2012.

Frontier and Equinox Projects

The Teck Cominco/UTS Joint Venture completed 353 core holes in the first quarter of 2008, of which 325 holes were in the Frontier Project area. Full assay and test results from that program will be available in the third quarter. A contingent resource will be prepared for the southern segment of the Frontier Project in the fourth quarter.

Engineering level studies continue on the Equinox Project, which will include running a 1,500 tonne bulk sample through a pilot plant in the second half of 2008 to develop process design parameters for both the Equinox and Frontier Projects. The joint venture continues to advance the project through the permitting process and initiated stakeholder meetings during the second quarter. Engineering studies will start on the Frontier Project in 2009.

In January of 2008, the government of Alberta announced a plan to reduce carbon emissions to 14% below 2005 levels by 2050 and major emitters are required to reduce emission intensity at a rate of 12% per year. For new construction projects, the plan is applicable three years after start up.  We are reviewing the effect of this legislation on our oil sands projects.

20	Management’s Discussion and Analysis	Teck Cominco Limited

COSTS AND EXPENSES

Administration expense was $40 million in the second quarter compared with $34 million in the same period last year. The increase was due to higher stock-based compensation, which is linked to the increase in our share price.

Interest expense was $17 million in the second quarter compared with $21 million a year earlier. The decrease was partly due to the weaker US dollar, in which most of our debt is denominated, and additional interest capitalized related to our Fort Hills project.

Other income, net of other expense, was $35 million in the quarter compared with $53 million of other income in the same period last year. The decrease was partly due to a decline of interest income from $57 million in 2007 to $8million in 2008, as cash balances were lower due to our acquisition of Aur Resources in August, 2007. The decline in interest income was partly offset by gains on our derivative positions of $18 million in the quarter compared with losses of $5 million last year.

Income and resource taxes for the quarter were $329 million, or 41% of pre-tax earnings, which is higher than the Canadian statutory tax rate. This is the result of the effect of mining taxes in Canada and valuation allowances against tax benefits in other foreign jurisdictions, primarily relating to losses at Lennard Shelf.

Minority interests expense was $32 million in the second quarter compared with $5 million last year, with the increase due to our acquisition of Quebrada Blanca and Andacollo as part of our purchase of Aur Resources in August, 2007.

Equity earnings

We recorded equity earnings of $55 million in the second quarter, of which $53 was from our investment in the Fording Canadian Coal Trust compared with $7 million recorded in the same period last year. Higher earnings from the Trust were due to significantly higher coal prices and our increased interest in the Trust, which rose to 19.95% from 8.7% in September, 2007.

Discontinued operations

Our earnings from discontinued operations relate to a price participation provision in the agreement to sell the Cajamarquilla zinc refinery in 2004. We are entitled to additional consideration of US$365,000 for each US$0.01 by which the average annual price of zinc exceeds US$0.454 per pound. This zinc price participation expires at the end of 2009. Accordingly, we have recorded a receivable for outstanding amounts due under this agreement, which is valued based on the zinc forward curve in effect at the end of each quarter. In the second quarter of 2008, the Canadian dollar zinc price decreased approximately 24% resulting in a negative $9 million ($7million after-tax) mark-to-market decrease in the receivable. In the second quarter of 2007, the Canadian dollar zinc price increased slightly resulting in a $6 million ($5 million after-tax) increase in the receivable.

21	Management’s Discussion and Analysis	Teck Cominco Limited

FINANCIAL POSITION AND LIQUIDITY

Cash flow from operations was $500 million in the second quarter compared with $193 million in the same period last year. The increase in cash flow was primarily due to higher operating profits from our copper and coal divisions. In addition, in the second quarter of 2007 cash flow was affected by large final tax and royalty payments relating to record earnings from 2006, which totalled $240 million.

Expenditures on property, plant and equipment were $218million in the second quarter and included $93 million on sustaining capital and $125 million on development projects. The largest components of sustaining expenditures were at Elk Valley Coal, Antamina and Red Dog for equipment upgrades. Development expenditures included $50million for preparatory stripping and capital equipment for Highland Valley Copper’s mine life extension project and $39 million on the development of the hypogene deposit at Andacollo. Investments in the second quarter totalled $115 million and included $97 million of funding for the Fort Hills oil sands project and $18 million for other investments.

Our cash position increased by $102 million to $1.2 billion as of June 30, 2008. Long-term debt totalled $1.5 billion at June 30, 2008 and we had bank credit facilities aggregating $1.3 billion, 84% of which matures in 2012 and beyond. Our unused credit lines under these facilities after draw downs and letters of credit amounted to $1.0 billion. Our senior unsecured debt is rated Baa1 by Moody’s Investor Services, BBB by Standard and Poor’s and BBB (high) by Dominion Bond Rating Service.

COMPREHENSIVE INCOME

We recorded comprehensive income of $485 million in the period, comprising $497 million of regular earnings and $12 million of other comprehensive loss. The most significant components of other comprehensive income in the quarter are currency translation adjustments on self-sustaining foreign subsidiaries, which are partly offset by the unrealized mark-to-market gains on our portfolio of marketable securities. Our marketable securities consist primarily of investments in publicly traded companies with whom we partner in exploration or development projects. These gains and losses are held in Accumulated Other Comprehensive Income, net of taxes until they are realized, at which time they are included in net earnings.

OUTLOOK

The information below is in addition to the disclosure concerning specific operations included above in the Operations and Corporate Development sections of this Management’s Discussion and Analysis.

Current copper and gold prices are approximately 20% and 38% higher than 2007 average prices and coal prices are expected to range between US$195 to US$205 per tonne for the 2008 calendar year compared with US$98 per tonne in 2007. Zinc and lead prices are approximately 40% and 20% lower than the 2007 average prices, respectively.

For the 2008 calendar year, Elk Valley Coal’s sales volumes are expected to be in the range of 23 to 25 million tonnes. Third quarter results will reflect lower production levels than the second quarter due to normal seasonality resulting from planned maintenance shutdowns. Elk Valley Coal is dependent on rail service in order to deliver its product to its customers. The

22	Management’s Discussion and Analysis	Teck Cominco Limited

frequency and timeliness of rail shipments during the second quarter of 2008 fell short of Elk Valley Coal’s requirements. Coal inventories at the Vancouver ports remain low while inventories at the mine sites are high. This has led to reduced plant production at certain mine sites where on-site coal storage had reached capacity. If rail shipments do not increase to the level required by Elk Valley Coal’s business for the remainder of 2008, it will continue to adversely affect production and sales levels and could lead to unscheduled plant shutdowns, which could increase unit cost of product sold and vessel demurrage costs.

Based on the information above, and depending on commodity prices and the US/Canadian dollar exchange rate, we expect that our earnings will be stronger in the second half of the year than the first half of the year. This is due mainly to higher coal prices, the strong copper market and Red Dog’s sales volumes generally being higher in the third and fourth quarters of the year following the summer shipping season.

Our 2008 capital expenditures are expected to be approximately $875 million, including $365 million of sustaining capital expenditures, $420 million on development projects and $90 million for our share of the various oil sands properties that we jointly own with UTS Energy Corporation. We also expect to spend approximately $680 million on our share of costs for the Fort Hills oil sands project and $30 million in engineering studies for the Galore Creek project.

The government of British Columbia has introduced legislation to implement a carbon tax on virtually all fossil fuels effective July 1, 2008. The tax is imposed on fossil fuels used in BC and is based on a $10 per tonne of CO2-emission equivalent, increasing by $5 per tonne each year until it reaches $30 per tonne in 2012. Based on our recent historical fuel use figures, we expect to pay carbon tax (including in respect of our 52% direct and indirect ownership portion of Elk Valley Coal) of approximately $5 million for 2008, increasing to approximately $26 million per year by 2012. Our expected carbon tax cost is primarily the result of our use of coal, diesel fuel and natural gas.

The BC government has also expressed its intention to implement a cap and trade mechanism to further reduce greenhouse gas emissions. However, it has indicated that the carbon tax and the cap and trade system will be integrated to avoid double taxation. We will monitor this issue as legislation is developed.

At June 30, 2008, outstanding receivables included 131 million pounds of copper provisionally valued at an average of US$3.91 per pound, 126 millionpounds of zinc valued at an average of US$0.84per pound and 11 million pounds of lead provisionally valued at an average of US$0.79 per pound. Final price adjustments on these outstanding receivables will increase or decrease our revenue in subsequent quarters depending on metal prices at the time of settlement.

23	Management’s Discussion and Analysis	Teck Cominco Limited

ADOPTION OF NEW ACCOUNTING STANDARDS

Inventories, Section 3031

Effective January 1 2008, we adopted the new Canadian Institute of Chartered Accountants (CICA) handbook Section 3031, “Inventories.” This section replaces the existing Section 3030 and establishes more prescriptive standards for the measurement and disclosure of inventories. The adoption of this standard did not have an impact on our financial statements.

International Financial Reporting Standards (IFRS) changeover plan

We have established a changeover plan to adopt IFRS by 2011. An implementation team has been created, and third party advisors have been engaged to provide training to our staff. The implementation team has started the process of assessing accounting policy choices and elections that are allowed under IFRS. We are also assessing the impact of the conversion on our business activities including the effect on information technology and data systems, internal controls over financial reporting and disclosure controls. We will continually review and adjust our changeover plan to ensure our implementation process properly addresses the key elements of the plan.

FINANCIAL INSTRUMENTS AND DERIVATIVES

We hold a number of financial instruments and derivatives, the most significant of which are marketable securities, fixed price forward metal sales contracts, settlements receivable and price participation payments on the sale of the Cajamarquilla zinc refinery. The Cajamarquilla price participation payments are economically similar to a fixed price forward purchase of zinc. The financial instruments and derivatives are all recorded at fair values on our balance sheet with gains and losses in each period included in other comprehensive income, net earnings from continuing operations and net earnings from discontinued operations as appropriate. Some of our gains and losses on metal-related financial instruments are affected by smelter price participation and are taken into account in determining royalties and other expenses. All are subject to varying rates of taxation depending on their nature and jurisdiction.

The after-tax effect of financial instruments on our net earnings for the following periods is set out in the table below:

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007

Price adjustments
On prior quarter sales	$ (2)	$ 40	$ 48	$ (13)
On current quarter sales	(5)	(3)	19	36

	(7)	37	67	23
Other financial instruments
Derivatives gains (losses)	12	(3)	10	(4)
Cajamarquilla sale price participation (discontinued operations)	(7)	5	(5)	(25)

Total	$ (2)	$ 39	$ 72	$ (6)

24	Management’s Discussion and Analysis	Teck Cominco Limited

QUARTERLY EARNINGS AND CASH FLOW

(in millions, except for share data)	2008		2007				2006
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Revenues	$1,870	$1,571	$1,538	$1,932	$1,561	$1,340	$2,088	$1,632	$1,546	$1,273

Operating profit	879	614	460	894	764	620	1,167	876	894	624

EBITDA	941	626	427	834	770	584	1,281	874	946	728

Net earnings	497	345	280	490	485	360	866	504	613	448

Earnings per share	$ 1.12	$ 0.78	$ 0.64	$ 1.15	$ 1.14	$ 0.83	$ 2.01	$ 1.17	$ 1.48	$ 1.09

Cash flow from operations	500	161	560	814	193	152	1,170	764	600	371

OUTSTANDING SHARE DATA

As at July 21, 2008 there were 433,072,558 Class B subordinate voting shares and 9,353,470 Class A common shares outstanding. In addition, there were 4,776,913 director and employee stock options outstanding with exercise prices ranging between $3.20 and $49.17 per share. More information on these instruments and the terms of their conversion is set out in Note 16 of our 2007 year end financial statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no changes in our internal control over financial reporting during the quarter ended June 30, 2008 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This document contains certain forward-looking information. This forward-looking information, principally under the heading “Outlook”, but also elsewhere in this document, includes estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the size and quality of the company’s mineral reserves and mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital and mine production costs, demand and market outlook for commodities, future commodity prices and treatment and refining charges, The settlement of coal contracts with customers, the outcome of legal proceedings involving the company, and the financial results of the company. This forward-looking information involves numerous assumptions, risks and uncertainties and actual results may vary materially.

25	Management’s Discussion and Analysis	Teck Cominco Limited

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in interest and currency exchange rates, acts of foreign governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets.

Statements concerning future production costs or volumes, and the sensitivity of the company’s earnings to changes in commodity prices and exchange rates are based on numerous assumptions of management regarding operating matters, that demand for products develops as anticipated, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies. We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward looking statements and our business can be found in our Annual Information Form for the year ended December 31st 2007, filed on SEDAR and on EDGAR under cover of Form 40F.

26	Management’s Discussion and Analysis	Teck Cominco Limited

Form 52-109F2 – Certification of Interim Filings

I, Donald R. Lindsay, President and Chief Executive Officer, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Teck Cominco Limited (the issuer) for the interim period ending June 30, 2008;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date:	July 24, 2008

“Donald R. Lindsay””
Donald R. Lindsay President and Chief Executive Officer

Form 52-109F2 – Certification of Interim Filings

I, Ronald A. Millos, Chief Financial Officer, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Teck Cominco Limited (the issuer) for the interim period ending June 30, 2008;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date:	July 24, 2008

“Ronald A. Millos”
Ronald A. Millos Chief Financial Officer